ARLS
PE
12-31-03
APR 19 2004







04026625

MARINE PRODUCTS CORPORATION



PERFORMANCE | EXPERIENCE

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

2003 Annual Report



MARINE PRODUCTS CORPORATION POSSESSES THE EXPERIENCE TO DELIVER SUPERIOR CUSTOMER AND STOCKHOLDER PERFORMANCE.

PERFORMANCE







EXPERIENCE

PROFILE *Marine Products Corporation (AMEX: MPX) designs, manufactures and distributes premium-branded Chaparral sterndrive and inboard pleasure boats, as well as Robalo outboard sport fishing boats, through approximately 161 domestic and 19 international dealers. We continue to diversify our lines of high-quality recreational boats through product innovation and strategic acquisition. With premium brands, a solid capital structure and a strong independent dealer network, Marine Products Corporation is poised to capitalize on opportunities that increase market share, generate superior financial performance and build long-term shareholder value.*



NET SALES
(in millions)


$200
150
100
50
0
'99 '00 '01 '02 '03

NET INCOME[(a)]
(in millions)


$20
15
10
5
0
'99 '00 '01 '02 '03

AVERAGE SALES PRICE
(in thousands)


$40
30
20
10
0
'99 '00 '01 '02 '03

(a) 2000 net income includes an after-tax gain on settlement of claim of $4,227,000.



TO OUR STOCK

DEAR STOCKHOLDER In 2003, we continued to apply our experience to build quality products and conservatively manage our financials. The result: record performance for Marine Products Corporation, our dealers, stockholders and product owners.

Also during 2003, the overall marine industry performed well, due to low interest rates and a post-September 11th effect in which consumers prefer to spend leisure time with families in a controlled environment, close to home and away from large population centers. We are excited about the implications this recent consumer leisure trend has for the marine business.

Marine Products Corporation had another record year in 2003. Sales increased 19.2 percent to $193,980,000 compared to $162,682,000 in 2002. The increase was driven by a higher volume of bigger boats with extra value-added features—in line with our goal of selling more larger boats. Net income climbed 45.9 percent to $18,072,000 or $0.67 per diluted share adjusted for the three-for-two stock split payable March 10, 2004, compared to a net income of $12,389,000, or $0.46 per diluted share in the prior year. Unit sales rose by 11.4 percent from 2002.

IMPROVING CUSTOMER SERVICE FOR CONTINUING GROWTH In 2003, Chaparral's Sterndrive Bowrider Boats were selected among elite boat builders by the National Marine Manufacturers Association (NMMA) for its first Customer Service Index Award. We greatly appreciate this recognition. However, to continue to differentiate ourselves from the competition and maintain our pace of growth, we are focused on improving customer service across all Chaparral and Robalo product lines.



H O L D E R S

A key part of improving customer service is enhancing our dealer relationships. We are investing more into sales and service training programs, and, to that end, we have opened a new training facility at the Chaparral headquarters in Nashville, Georgia. We anticipate that improved dealer knowledge and deeper relationships will support better financial results.

F U T U R E L O O K I N G B R I G H T We look to the future mindful of what we need to do to continue our positive momentum, while keeping an eye on macroeconomic factors affecting our business such as consumer spending, the economy and interest rates. Customer service and continuing product innovation are key components of our plan for future growth, as is maintaining Chaparral's ISO 9001:2000 certification. Our certified design, manufacturing and customer service processes help reduce manufacturing costs and, ultimately, warranty claims. Our strong balance sheet provides a solid foundation both to weather cyclical downturns and allow us to finance attractive expansion opportunities.

At its January meeting our Board of Directors announced a three-for-two stock split, and increased the quarterly cash dividend by 50 percent to $0.06 on pre-split shares ($0.04 on post-split shares). We believe this dividend increase, along with the first stock split in our three-year public trading history, will not only reward our current stockholders, but also increase the liquidity and investment appeal of the Company's stock.

We would like to say thank you to all of our stakeholders, including our employees, dealers, stockholders and retail customers. We pledge to continue to leverage our experience to produce a strong level of performance for you.

Richard A. Hubbell
President and
Chief Executive Officer
March 15, 2004

James A. Lane, Jr.
Executive Vice President and
President, Chaparral Boats, Inc.

WE DELIVERED A RECORD YEAR IN 2003.

PRODUCT



SIGNATURE CRUISERS

Chaparral's Signature Cruisers are ideal for family cruising, fishing and overnight boating. Ranging in size from the affordable 24-foot to the luxurious 35-foot flagship model, they accommodate diverse lifestyles and budgets. Plush, spacious interior cabins are equipped with all the details to make you feel at home.

PRODUCT

Signature 350
Signature 330
Signature 310
Signature 290
Signature 270
Signature 260
Signature 240



SUNESTA DECKBOATS

Chaparral's Sunesta Deckboats are high-end family pleasure boats that combine the handling of a runabout, the style of a sportboat and the roominess and comfort of a cruiser. Open air and windshield deckboats accommodate boaters in different climates. We helped launch the deckboat trend more than a decade ago—and with boats like our new 236 Sunesta, we remain on the cutting edge in design, workmanship and styling.

PRODUCT

Sunesta 274
Sunesta 254
Sunesta 252
Sunesta 236
Sunesta 234
Sunesta 232
Sunesta 212







OVERVIEW

SSI SPORTBOATS

Chaparral's SSi Sportboats offer sporty styling packed with value-added features. Our largest model lineup showcases a wide variety of layouts, including walk-through bowriders, walk-through cuddy cabins and runabout bowriders. Targeted to those who enjoy performance and water sports, Chaparral's performance-minded extended V-Plane hull design not only outpaces the competition, but also delivers more leg room and storage space than expected at any length.

PRODUCT

285 SSi
280 SSi
265 SSi
260 SSi
256 SSi
235 SSi
230 SSi
220 SSi
215 SSi
210 SSi
204 SSi
190 SSi
180 SSi



ROBALO SPORT FISHING BOATS

Robalo Sport Fishing Boats have what it takes to brave the high seas or your local lake. We've taken care of the essentials that add up to a great day of fishing: oversized insulated fish boxes, tackle storage and bait prep areas. Robalo provides a reliable craft, with a tough, "unsinkable" Hydro Lift™ hull, for both family and friends.

PRODUCT

R265
R260
R235
R230
R225
R220
R200
R190
R211



APPROXIMATELY ONE MILLION SQUARE FEET OF MANUFACTURING SPACE PROVIDES ROOM TO GROW.



PERFORMANCE

SUPERIOR PERFORMING PRODUCTS Marine Products' Chaparral brand manufactures Signature Cruisers, Sunesta Deckboats and SSi Sportboats. Our cutting-edge designs are the result of 38 years of listening to the consumer, and feature our extended V-plane hull that provides faster planing time, a smoother ride and improved fuel economy.

Over the past 22 years, Chaparral has been tested against its peers by *Powerboat* magazine—and won 24 awards, including Boat of the Year awards eight times, plus awards for categories including performance, value, workmanship, styling and new product innovation. Earning ISO 9001:2000 certification, an international designation of superior design, manufacturing processes and customer service, further attests to the quality of our boats.

Our Robalo product line also is a superior performer. It was one of the first sport fishing boats to have an "unsinkable hull," and its Hydro Lift™ running surface provides maximum lift in heavy seas. Boats in this line offer one of the smoothest and driest rides on the water.

GROWING MARKET SHARE More people are discovering boating with Chaparral, and our market share growth within the 18- to 35-foot category over the past six years reflects our success. Most of this growth comes from our focus on our larger boats with all of the extras to make one feel at home on the water.

During 2003, Robalo's net sales almost doubled, compared to the prior year, due to successful new model rollouts and expansion of the dealer network. In 2004, we plan to continue expanding the Robalo line into larger fishing boats, which we believe will help attract strong dealers in untapped markets.

CHAPARRAL'S MARKET SHARE GROWTH


10%
8
6
4
2
0
'99 '00 '01 '02 '03

SOURCE: STATISTICAL SURVEYS, INC.

CHAPARRAL'S CURRENT MARKET SHARE


Bayliner 16.29%
Sea Ray 15.06%
Chaparral 8.35%
Four Winns 6.48%
Crownline 5.67%
All Others 48.15%

SOURCE: STATISTICAL SURVEYS, INC.

OPERATING PROFIT MARGIN PERCENT


15%
10
5
0
'99 '00 '01 '02 '03



FINANCIALS LEAVE OTHERS IN OUR WAKE Marine Products' solid balance sheet and consistently positive income statement speak for themselves. Our conservative management style is appropriate for the marine industry, where trends and sales can turn on a dime. We make sure that we have just as tight a handle on variable costs as fixed costs, and our management incentives ensure sustained focus on financial performance.

Since 2001, both gross and operating margins have been rising, due primarily to improvements in operational efficiencies. Gross margins improved from 23.0 percent in 2002, to 25.9 percent in 2003, while operating margins rose from 11.9 percent in 2002, to 14.1 percent in 2003. Additionally, our balance sheet is well capitalized to take advantage of organic or acquisition growth opportunities.

DEALERS AS PARTNERS During the past year, Chaparral trained more than 500 dealer sales employees and over 225 service employees at training seminars in 19 locations. The recently enlarged training facility at the Nashville, Georgia headquarters allows us to expand our training programs to sponsor dealer service seminars taught by the employees who actually design and build our boats. We also are continuing to develop innovative incentive sales programs in partnership with our dealers in order to generate sales during the boat show season.




CSI

ACHIEVEMENTS

- Recipient of the National Marine Manufacturers Association's 2003 Customer Service Index Award.
- Eight-time winner of *Powerboat* magazine's "Boat of the Year" Award.
- Twenty-four industry recognitions for product excellence.
- ISO 9001:2000 Certified.



E X P E R I E N C E

I N D U S T R Y V E T E R A N S A T H E L M Building on a 38-year track record in the marine industry, the founders of Chaparral Boats remain at the helm of our operations, even more passionate about boat building than when they started the Company. They recognize the need for discipline, and manage the Company with experience and skill, plus knowledge of the industry and customer needs.

Chaparral was a founding member of the American Boatbuilders Association (ABA), a leading buying group for independent boat builders. Today our management team has earned the reputation of industry leaders and innovators, and regularly serves on industry panels.

W I S D O M T H R O U G H E X P E R I E N C E At Marine Products, we chart a secure and consistent course for our business. Experience has taught us that quality in every aspect of our organization pays dividends over time. Experience also has shown that while a superior performing product makes the sale, superior customer service keeps the customer happy and loyal, and adds to our reputation as a leading manufacturer focused on high-quality, high-performing recreational boats.

Our experienced management team realizes that while our customer service earns industry recognition, there is still room for improvement. We believe that extending our customer service initiative from the manufacturing facility to the dealer network will help improve service, as well as support our future growth.

T H E B O T T O M L I N E Marine Products' long years of quality boat-building experience serve as a powerful driver for our high performance. And, whether you are a buyer of one of our fiberglass pleasure boats or a stockholder seeking solid financial returns, superior performance is what counts.



FINANCIAL REPORT

2003 CONTENTS

THIS PAGE INTENTIONALLY LEFT BLANK

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission File No. 1-16263

MARINE PRODUCTS CORPORATION

Delaware	**58-2572419**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

2170 PIEDMONT ROAD, NE
ATLANTA, GEORGIA 30324
(404) 321-7910

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
COMMON STOCK, $0.10 PAR VALUE	AMERICAN STOCK EXCHANGE

Securities registered pursuant to section 12(g) of the Act:
NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act):
☒ Yes ☐ No

The aggregate market value of Marine Products Corporation Common Stock held by non-affiliates on June 30, 2003, the last business day of the registrant's most recent second fiscal quarter, was $56,547,663 based on the closing price on the American Stock Exchange on June 30, 2003 of $10.85 per share.

Marine Products Corporation had 25,792,725 (adjusted for the three-for-two stock split payable March 10, 2004) shares of Common Stock outstanding as of February 27, 2004.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2004 Annual Meeting of Stockholders of Marine Products Corporation are incorporated by reference into Part III, Items 10 through 14 of this report.

PART I

References in this document to "we," "our," "us," "Marine Products," or "the Company" mean Marine Products Corporation ("MPC") and its subsidiaries, Chaparral Boats, Inc. ("Chaparral") and Robalo Marine LLC ("Robalo"), collectively or individually, except where the context indicates otherwise.

Forward-Looking Statements

Certain statements made in this report that are not historical facts are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements that relate to our business strategy, plans and objectives, and our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence our performance in the future.

The words "may," "should," "will," "expect," "believe," "anticipate," "intend," "plan," "believe," "seek," "project," "estimate," and similar expressions used in this document that do not relate to historical facts are intended to identify forward-looking statements. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements. See "Risk Factors" below.

Item 1. Business

Marine Products manufactures fiberglass motorized boats distributed and marketed through its independent dealer network. Marine Products' product offerings include Chaparral sterndrive and inboard pleasure boats and Robalo outboard sport fishing boats.

Organization

Marine Products is a Delaware corporation, incorporated on August 31, 2000, in connection with a spin-off from RPC, Inc. (NYSE: RES) ("RPC"). Effective February 28, 2001, RPC accomplished the spin-off by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products, a newly formed wholly-owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders. As part of the transaction, RPC's stockholders received 0.6 shares of Marine Products common stock for every one share of RPC common stock owned as of February 16, 2001, the record date for the spin-off.

Overview

Marine Products Corporation designs, manufactures and sells recreational fiberglass powerboats in the sportboat, deckboat, cruiser, and sport fishing markets. The Company sells its products to a network of 161 domestic and 19 international independent authorized dealers. Marine Products' mission is to enhance its customers' boating experience by providing them with high quality, innovative powerboats. The Company intends to remain a leading manufacturer of recreational powerboats for sale to a broad range of consumers worldwide.

The Company manufactures Chaparral sterndrive and inboard-powered sportboats, deckboats, and cruisers, and the most recent available industry statistics [source: Statistical Surveys, Inc. report dated June 30, 2003] indicate that Chaparral is the third largest manufacturer of 18 to 35 foot sterndrive boats in the United States. Chaparral was founded in 1965 in Ft. Lauderdale, Florida. Chaparral's first boat was a 15-foot tri-hull design with a retail price of less than $1,000. Over time the Company grew by offering exceptional quality and consumer value. In 1976, Chaparral moved to Nashville, Georgia, where a manufacturing facility of a former boat manufacturing company was available for purchase. This provided Chaparral an opportunity to obtain additional manufacturing space and access to a trained work force. With

38 years of boatbuilding experience, Chaparral continues to improve the design and manufacturing of its product offerings to meet the growing needs of discriminating recreational boaters. Chaparral's management team has focused on improvements in manufacturing efficiency and refinement of product offerings.

Marine Products Corporation also manufactures and sells Robalo sport fishing boats, which are powered by outboard engines and designed primarily for salt water sport fishing. The Company's ownership of Robalo is the result of the acquisition, in June 2001, of certain operating and intangible assets of Robalo, formerly a segment of the U.S. Marine division of Brunswick Corporation. This transaction also included the purchase of the Wahoo!™ trade name. The purchase price was funded using available cash and has been accounted for using the purchase method of accounting.

After the acquisition by Marine Products, Robalo began production of two 23-foot models and made its first sales during the fourth quarter of 2001. Since that time, Robalo has expanded its product offerings to include a total of nine models ranging from 19 feet to 26 feet in length. Net sales of the Robalo products accounted for over six percent of total fiscal 2003 net sales. The Company believes that Robalo's share of the outboard sport fishing boat market is less than one percent.

Robalo was founded in 1969 and its first boat was a 19-foot center console salt-water fishing boat, among the first of this type of boat to have an "unsinkable" hull. Robalo was acquired by U.S. Marine and relocated to Tallahassee, Florida in 1991. During 2000, Robalo produced and sold approximately 600 units. With the downturn in the boating industry in 2000, U.S. Marine ceased production of Robalo boats in early 2001, prior to Robalo's purchase by Marine Products. Following the acquisition, Marine Products moved the operating assets of Robalo from Tallahassee, Florida to a manufacturing facility in Valdosta, Georgia.

Products

Marine Products offers a comprehensive range of motorized recreational boats. Marine Products distinguishes itself by offering a wide range of products to the family recreational market and cruiser market through its Chaparral brand, and to the sport fishing market through its Robalo brand.

The following table provides a brief description of each of our brands and its particular market focus:

Brand	Number of Models	Overall Length	Approximate Retail Price Range	Description
Chaparral – Signature Cruisers....	7	24′–35′	$54,000 – $230,000	Fiberglass, accommodation-focused cruisers. Marketed to experienced boat owners through trade magazines and boat show exhibitions.
Chaparral – SS Sportboats.........	13	18′–28′	$18,000 – $103,000	Fiberglass bowriders and closed deck runabouts. Encompasses affordable, entry-level to mid-range sportboats. Marketed as high value runabouts for family groups.
Chaparral – Sunesta Deckboats....	7	21′–28′	$33,000 – $60,000	Fiberglass deckboats. Encompasses affordable, entry-level to mid-range deck boats. Marketed as high value family pleasure boats with the handling of a runabout, the style of a sportboat and the roominess of a cruiser.
Robalo – Sport Fishing Boats...	9	19′–26′	$25,000 – $125,000	Sport fishing boats for large freshwater lakes or saltwater use. Marketed to experienced fishermen.

Manufacturing

Marine Products' manufacturing facilities are located in Nashville, Georgia and Valdosta, Georgia. Marine Products utilizes seven different plants to, among other things, manufacture interiors, design new models, create fiberglass hulls and decks, and assemble various end products. Quality control is conducted throughout the manufacturing process. When fully assembled and inspected, the boats are loaded onto either company-owned trailers or third-party marine transport trailers for delivery to dealers.

The manufacturing process begins with design of a product to meet dealer and customer needs. Plugs are constructed in the research and development phase from designs. Plugs are used to create a mold from which prototype boats can be built. Adjustments are made to the plug design until acceptable parameters are met. The final plug is used to create the necessary number of production molds. Molds are used to produce the fiberglass hulls and decks. Fiberglass components are made by applying the outside finish or gel coat to the mold. Then numerous layers of fiberglass and resin are applied during the lamination process over the gel coat. After curing, the hulls and deck are removed from the molds and are trimmed and prepared for final assembly, which includes the installation of electrical and plumbing systems, engines, upholstery, accessories and graphics.

In 2002, Chaparral became ISO 9001: 2000 certified. ISO 9001: 2000 is an international designation of design, manufacturing, and customer service processes. ISO 9001: 2000 surpasses previous ISO designations. The audit process was conducted by Det Norske Veritas (DNV) as registrar. The Company believes that Chaparral is the largest boat manufacturer that does not design and construct its own engines in addition to being the second largest boat manufacturing brand to hold the ISO 9001: 2000 certification.

Suppliers

Marine Products' two most significant components used in manufacturing boats, based on cost, are engines and fiberglass. For each of these, there is currently an adequate supply available in the market. Marine Products has not experienced any material shortages in any of these products. Temporary shortages, when they do occur, usually involve manufacturers switching model mixes or introducing new product lines. Marine Products obtains most of its fiberglass from a leading domestic supplier. Marine Products believes that there are several alternative suppliers if this supplier fails to provide adequate quantities at acceptable prices.

Marine Products does not manufacture the engines installed in its boats. Engines are generally specified by the dealers at the time of ordering, usually on the basis of anticipated customer preferences or actual customer orders. Sterndrive engines for the Chaparral brand are purchased through the American Boat Builders Association ("ABA"), which has entered into engine supply arrangements with Mercury Marine and Volvo Penta, the two currently existing suppliers of sterndrive engines. These arrangements contain incentives and discount provisions, which may reduce the cost of the engines purchased, if specified purchase volumes are met during specified periods of time. Although no minimum purchases are required, Marine Products expects to continue purchasing sterndrive engines through the ABA on a voluntary basis in order to receive volume-based purchase discounts. Marine Products does not have a supply contract with the ABA. Marine Products has engine supply contracts for its Robalo product line with Mercury, Honda, and Yamaha. These engine supply arrangements were not negotiated through the ABA. See "Growth Strategies" below.

In the event of a sudden interruption in the supply of engines from these suppliers, our sales and profitability could be negatively impacted.

Sales and Distribution

Sales are made through approximately 145 Chaparral dealers and 32 Robalo dealers located in markets throughout the United States. Sixteen of these dealers sell both brands. Dealers market directly to consumers at boat shows and in the dealers' showrooms. Marine Products also has 19 international dealers. Most of our dealers inventory and sell boat brands manufactured by other companies, including some that compete directly with our brands. The territories served by any dealer are not exclusive to the dealer; however, Marine Products uses discretion in establishing relationships with new dealers in an effort to protect the interests of the existing dealers. Marine Products' seven independent field sales representatives call upon existing dealers and develop new dealer relationships. The field sales force is directed by a National Sales Coordinator, who is responsible for developing a full dealer distribution network for the Company's products. The marketing of boats to retail customers is primarily the responsibility of the dealer. Marine Products supports dealer marketing efforts by supplementing local advertising, sales and marketing follow up in boating magazines, and participation in selected regional, national, and international boat shows. The largest Marine Products dealer accounts for less than 10 percent of annual net sales.

Marine Products continues to seek new dealers in many areas throughout the U.S., Europe, South America, Asia and the Middle East. In general, Marine Products requires payment in full before it will ship a boat overseas. Consequently, there is no credit risk associated with its foreign sales or risk related to foreign currency fluctuation. Marine Products believes that within several years, foreign sales could produce additional sales growth.

Marine Products' sales orders are based on strong interest by its dealers. Although orders are cancelable at any time, substantially all boats are pre-sold to a dealer before entering the production line. Historically, dealers have in most cases taken delivery of all their orders. The Company attempts to ensure that its dealers do not accept an excessive amount of inventory by monitoring their inventory levels and scheduling production with very short lead times in order to maintain flexibility, in the event that adjustments need to be made to the inventory that the dealers initially ordered. In the past, Marine Products has been able to resell any boat for which the order has been cancelled. To date, cancellations have not had a material effect on Marine Products.

Most of Marine Products' domestic shipments are made pursuant to commercial dealer "floor plan financing" programs in which Marine Products' subsidiaries participate on behalf of their dealers with several major third-party financing institutions. Under these arrangements, a dealer establishes lines of credit with one or more third-party lenders for the purchase of inventory for sales to retail customers in the show room or boat shows. When a dealer purchases and takes delivery of a boat pursuant to a floor plan arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to Marine Products, generally, within 10 business days. When the dealer in turn sells the boat to a retail customer, the dealer repays the lender, thereby restoring its available credit line. Each dealer's floor plan credit facilities are secured by the dealer's inventory, letters of credit, and perhaps other personal and real property. Most dealers maintain financing arrangements with more than one lender. In connection with the dealer's floor plan arrangements with qualifying providers, Marine Products or its subsidiaries has agreed to repurchase any of its boats, up to specified limits, which the lender repossesses from a dealer and returns to Marine Products in a "like new" condition. In the event that a dealer defaults under a credit line, the lender may then invoke the manufacturers' repurchase agreements with respect to that dealer. In that event, all repurchase agreements of all manufacturers supplying a defaulting dealer are generally invoked regardless of the boat or boats with respect to which the dealer has defaulted. As of December 31, 2003, Marine Products' aggregate obligation to repurchase boats under these floor plan financing programs described above was approximately $4,000,000. Unlike Marine Products' obligation to repurchase boats repossessed by lenders, Marine Products is under no obligation to repurchase boats directly from dealers. Marine Products does not sponsor financing programs to the consumer; any consumer financing promotions for Chaparral or Robalo boats would be the responsibility of the dealer.

Marine Products' dealer incentive programs are designed to promote early replenishment of the stock in dealer inventories depleted throughout the prime spring and summer selling seasons, to stabilize Marine Products' manufacturing between the peak and off-peak periods, and to promote sales of certain products. For the 2004 model year (which commenced July 1, 2003), Marine Products offered its dealers several incentive programs based on dollar volumes and timing of dealer purchases. One program offered discounts, protection against model year price increases, and payment of floor plan financing interest charged by qualified floor plan providers to dealers generally through April 1, 2004 based on volumes and timing of purchases throughout the model year. After the free interest programs end, interest costs revert to the dealer at the rates set by the lender. The dealers make curtailment payments (principal payments) on the boats as set forth in the floor plan agreements between the dealer and their particular commercial lender. In addition, Marine Products periodically conducts sales promotion programs designed to increase sales of a particular product during specific periods of a given model year.

These various sales incentives and promotions have resulted in relatively level month-to-month production and sales. Similar sales incentive and promotion programs have been in effect during the past several years, and Marine Products expects to continue to offer these types of programs in the future.

As of December 31, 2003, the sales order backlog was 1,933 units with estimated gross sales of approximately $53,769,000. This represents an approximate 14 week backlog based on recent production levels. The Company is able to avoid manufacturing a significant number of boats for inventory by monitoring dealer inventories, retail boat sales and boat show attendance, and making inquiries of its sales representatives and third party floor plan lenders, and then adjusting its production levels based on this information, in order to manufacture boats in response to immediate demand. Boats are occasionally manufactured for inventory rather than immediate delivery because the number of boats required for immediate shipment is not always the most efficient number of boats to produce in a given production schedule.

Research and Development

Essentially the same technologies and processes are used to produce fiberglass boats by all boat manufacturers. The most common method is open-face molding. This is usually a labor-intensive, manual process whereby employees hand spray and apply fiberglass and resin in layers on open molds to create boat hulls, decks and other smaller fiberglass components. This process can result in inconsistencies in the size and weight of parts, which may lead to higher warranty costs. A single open-face mold is typically capable of producing approximately three hulls per week.

Chaparral has been a leading innovator in the recreational boating industry. One of Chaparral's most innovative designs is the full-length "Extended V-Plane" running surface. Typically, sterndrive boats have a several foot gap on the bottom rear of the hull where the engine enters the water. With Chaparral's design, the running surface extends the full length to the rear of the boat. The benefit of this innovation is more deck space, better planing performance and a more comfortable ride. All of Chaparral's models have the "Extended V-Plane" running surface. Although the basic hull designs are similar, Chaparral introduces a variety of new models each year. New models are generally in production for only a few years before being replaced, updated, or discontinued.

Robalo's hulls utilize the Hydro Lift™ hull design. This variable dead rise hull design provides a smooth ride in rough conditions. It also increases fuel economy and allows a given level of engine horsepower to propel a heavier boat to a given speed. Robalo's current models utilize the Hydro Lift™ design and we plan to utilize this design on Robalo or other sport fishing boat models as well.

In support of its new product development efforts, Marine Products incurred research and development costs of $1,075,000 in 2003, $1,605,000 in 2002 and $1,955,000 in 2001.

Industry Overview

For 2003, the recreational boat industry accounted for less than one percent of the United States Gross Domestic Product. The recreational marine market is a mature market, with 2002 (latest data available to us) retail expenditures of $30 billion spent on new and used boats, motors and engines, trailers, accessories and other associated costs as estimated by the National Marine Manufacturers Association ("NMMA"). Pleasure boats compete for consumers' free time with all other leisure activities, from computers and video games to other outdoor sports. One of the greatest obstacles for the pleasure boat industry is consumers' diminishing leisure time.

The NMMA conducts various surveys of pleasure boat industry trends, and the most recent surveys indicate that more than 70 million people in the United States participate in recreational boating. There are currently over 17 million boats owned in the United States, including outboard, inboard, sterndrive, sailboats, personal watercraft, and miscellaneous (canoes, rowboats, etc.). Marine Products competes in the sterndrive and inboard boating category with its three lines of Chaparral boats, and in the outboard boating category with its Robalo sport fishing boats. More than 90 percent of the Company's products are sterndrive boats.

At 56,099 units, sterndrive boats accounted for approximately 43 percent of the total new fiberglass powered boat units between 18 and 35 feet in hull length sold in 2003. Sales in this category had an estimated total retail value of $2.5 billion, or an average retail price per boat of approximately $45,000. Management believes that the five largest states for boat sales are Michigan, California, Florida, New York and Texas. Marine Products has dealers in each of these states.

The U.S. domestic recreational boating industry sales during 2003 were realized in the segments of new and used boat sales, motors and engines, trailers, and other boat accessories. Marine Products' subsidiaries compete in the new fiberglass boat market with hull lengths of 18 to 35 feet, which realized an estimated $5.1 billion in retail sales during 2003. The table below shows these estimated sales by category for 2003 and 2002, ranked by 2003 retail sales (source: Info-Link Technologies, Inc.):

	2003		2002	
	Units	Sales ($ B)	Units	Sales ($ B)
Sterndrive Boats	56,099	$2.5	60,350	$2.6
Outboard Boats	57,475	1.7	56,629	1.5
Inboard Boats	12,672	0.8	12,901	0.8
Jet Boats	3,253	0.1	3,530	0.1
TOTAL	129,499	$5.1	133,410	$5.0

Chaparral's products are categorized as sterndrive and inboard boats and Robalo's products are categorized as outboard boats.

The recreational boat manufacturing market remains highly fragmented. With the exception of Brunswick Corporation and Genmar, which have acquired a number of recreational boat manufacturing operations, there has been very little consolidation in the industry. We estimate that the boat manufacturing industry includes over 100 sterndrive manufacturers and over 300 outboard boat manufacturers, largely small, privately held companies with varying degrees of professional management and manufacturing skill. According to estimates provided by Statistical Surveys, Inc., as of June 30, 2003 (latest information available), the top five sterndrive manufacturers have a market share of approximately 52 percent.

Several factors influence sales trends in the recreational boating industry, including general economic growth, consumer confidence, household incomes, weather, tax laws, and demographics. Interest rates and fuel prices also have a direct impact on boat sales, as well as trends at the local, regional and national level. Competition from other leisure and recreational activities, such as vacation properties and travel, can also affect sales of recreational boats.

Management believes Marine Products is well positioned to take advantage of the following conditions, which continue to characterize the industry:

- labor-intensive manufacturing processes that remain largely unautomated;
- increasingly strict environmental standards derived from governmental regulations and customer sensitivities;
- a lack of focus on coordinated customer service and support by dealers and manufacturers; and
- a high degree of fragmentation and competition among the more than 100 recreational boat manufacturers.

Growth Strategies

The pleasure boat market is a mature industry. According to Info-Link Technologies, Inc. unit sales of sterndrive boats declined by more than five percent between 2001 and 2003, so Marine Products has grown its unit sales and net sales primarily through increasing market share and by expanding the number of models and product lines. Chaparral has grown its sterndrive market share in the 18 to 35 feet length category from 4.75 percent in fiscal 1996 to 8.35 percent for the six months ended June 2003 (the most recent information provided to us by Statistical Surveys, Inc.). The Company continues to expand its product offerings into the outboard boats market, the largest boat market not previously served by the Company's products, and by constant improvement and expansion into larger boats within its sterndrive and inboard offerings.

Marine Products' operating strategy emphasizes innovative designs and manufacturing processes, by delivering a high quality product while lowering manufacturing costs through increased efficiencies in our facilities. In addition, we seek opportunities to leverage our buying power through economies of scale. Management believes its membership in the ABA positions Marine Products as a significant third party customer of major components including sterndrive engine suppliers. Marine Products' Chaparral subsidiary is a founding member of the ABA, which collectively represents 12 independent boat manufacturers that have formed a buying group to pool their purchasing power in order to gain improved pricing on engines, fiberglass, resin and many other components. Marine Products intends to continue seeking the most advantageous purchasing arrangements from its suppliers. Marine Products is also a significant consumer of fiberglass materials and the Company intends to capitalize on relationships with fiberglass suppliers to assist Marine Products' profitable growth.

Our marketing strategy seeks to increase market share by enabling Marine Products to expand its presence by building dedicated sales, marketing and distribution systems. Marine Products has a distribution network of approximately 180 dealers located throughout the United States and internationally. Our strategy is to increase selectively the quantity of our dealers, and work to improve the quality and effectiveness of our entire dealer network. Marine Products seeks to capitalize on its strong dealer network by educating its dealers on the sales and servicing of our products and helping them provide more comprehensive customer service, with the goal of increasing customer satisfaction, customer retention and future sales. Marine Products provides promotional and incentive programs to help its dealers increase product sales. Marine Products intends to continue to strengthen its dealer network and build brand loyalty with both dealers and customers.

As part of Marine Products' overall strategy, Marine Products will also consider making strategic acquisitions in order to complement existing product lines, expand its geographic presence in the marketplace and strengthen its capabilities.

Competition

The recreational boat industry is highly fragmented, resulting in intense competition for customers, dealers and boat show space. There is significant competition both within markets we currently serve and in new markets that we may enter. Marine Products' brands compete with several large national or regional manufacturers that have substantial financial, marketing and other resources. However, we believe that our corporate infrastructure and marketing and sales capabilities, in addition to our cost structure and our nationwide presence, enable us to compete effectively against these companies. In each of our markets, Marine Products competes on the basis of responsiveness to customer needs, the quality and range of products offered, and the competitive pricing of those products. Additionally, Marine Products faces general competition from all other recreational businesses seeking to attract consumers' leisure time and discretionary spending dollars.

According to Statistical Surveys, Inc. the following is a list of the top ten (largest to smallest) sterndrive boat manufacturers in the United States based on unit sales for the six months ended June 30, 2003 (the most current information available to us). Several of these manufacturers are part of larger integrated boat building companies and are marked with asterisks. Management believes the companies set forth below represent approximately 73 percent of all United States retail sterndrive boat registrations during the six months ended June 30, 2003.

1. Bayliner*
2. Sea Ray*
3. Chaparral
4. Glastron**
5. Four Winns**
6. Crownline
7. Larson**
8. Stingray
9. Rinker
10. Maxum*

The outboard engine powered market has a large breadth and depth, accounting for almost 50 percent of all boats sold. Robalo's share of the sport fishing boat market during the six months ended June 30, 2003 was immaterial. Primary competitors for Robalo include Grady-White, Mako, Boston Whaler* and Hydra Sports**.

* a subsidiary of Brunswick Corporation

** a subsidiary of Genmar Industries

Environmental and Regulatory Matters

Certain materials used in boat manufacturing, including the resins used to make the decks and hulls, are toxic, flammable, corrosive, or reactive and are classified by the federal and state governments as "hazardous materials." Control of these substances is regulated by the Environmental Protection Agency ("EPA") and state pollution control agencies, which require reports and inspect facilities to monitor compliance with their regulations. The Occupational Safety and Health Administration ("OSHA") standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Marine Products' manufacturing facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. Marine Products believes that its facilities comply with substantially all regulations. Although capital expenditures related to compliance with environmental laws are expected to increase during the coming years, we do not currently anticipate that any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with its existing manufacturing facilities.

Recreational powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community's imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. All boats sold by Marine Products meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971. The Boat Safety Act requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. While Marine Products has instituted recalls for defective component parts produced by other manufacturers, there has never been a safety related recall resulting from Marine Products' design or manufacturing process. None of the recalls has had a material adverse effect on Marine Products.

Employees

As of December 31, 2003, Marine Products had approximately 975 employees, of whom six were management and 36 administrative. None of Marine Products' employees is party to a collective bargaining agreement. Marine Products' entire workforce is currently employed in the United States and Marine Products believes that its relations with its employees are good.

Proprietary Matters

Marine Products owns a number of trademarks and trade names that it believes are important to its business. Except for the Chaparral, Robalo and Wahoo! trademarks, however, Marine Products is not dependent upon any single trademark or trade name or group of trademarks or trade names. The Chaparral, Robalo and Wahoo! trademarks are currently registered in the United States. The current duration for such registration ranges from seven to 15 years in the United States, but each registration may be renewed an unlimited number of times.

Several of Chaparral's designs are protected under the U.S. Copyright Office's Vessel Hull Design Protection Act. This law grants an owner of an original vessel hull design certain exclusive rights. Protection is offered for hull designs that are made available to the public for purchase provided that the application is made within two years of the hull design being made public. As of December 31, 2003, there were seven Chaparral hull designs registered under the Vessel Hull Design Protection Act. These designs were registered in 2002. There are no Robalo hull designs registered as of December 31, 2003.

Availability of Filings

Marine Products makes available free of charge on its website, www.marineproductscorp.com, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the same day as they are filed with the Securities and Exchange Commission at no cost to current and potential investors.

Risk Factors

Economic Conditions and Consumer Confidence Level Affect Marine Products' Sales because Marine Products' Products are Purchased with Discretionary Income

During an economic recession or when an economic recession is perceived as a threat, Marine Products will be adversely affected as consumers have less discretionary income or are more apt to save their discretionary income rather than spend it. During times of global political uncertainty, such as the current threats in the Middle East, Marine Products will be negatively affected as consumers delay large discretionary purchases pending the resolution of that uncertainty.

Interest Rates and Fuel Prices Affect Marine Products' Sales

The Company's products are often financed by our dealers and the retail boat consumers, thereby higher interest rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and cost of a boat purchase for consumers. Fuel costs can represent a large portion of the costs to operate our products. Therefore, higher interest rates and fuel costs can adversely affect purchasers' decisions.

Marine Products' Dependence On Its Network Of Independent Boat Dealers May Affect Its Growth Plans And Sales

Virtually all of Marine Products' sales are derived from its network of independent boat dealers. Marine Products has no long-term agreements with these dealers. Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. We face intense competition from other recreational powerboat manufacturers in attracting and retaining independent boat dealers. The number of independent boat dealers supporting the Chaparral and Robalo trade names and the quality of their marketing and servicing efforts are essential to Marine Products' ability to generate sales. A deterioration in the number or quality of Marine Products' network of independent boat dealers would have a material adverse effect on its powerboat sales. Marine Products' inability to attract new dealers and retain those dealers, or its inability to increase sales with existing dealers, could substantially impair its ability to execute its growth plans.

Although Marine Products' management believes that the quality of its products and services in the recreational powerboat market should permit it to maintain its relationship with its dealers and its market position, there can be no assurance that Marine Products will be able to sustain its current sales levels. In addition, independent dealers in the recreational boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of Marine Products' dealers in the future if the surviving entity in any such consolidation purchases similar products from a Marine Products competitor. See "Growth Strategies" above.

Marine Products' Sales Are Affected By Weather Conditions

Marine Products' business is subject to weather patterns that may adversely affect its sales. For example, drought conditions, or merely reduced rainfall levels, or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in some locations.

Marine Products Has Potential Liability for Personal Injury and Property Damage Claims

The products we sell or service may expose Marine Products to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected Marine Products' business. Marine Products maintains product liability insurance that it believes to be adequate. However, there can be no assurance that Marine Products will not experience legal claims in excess of its insurance coverage or that claims will be covered by insurance. Furthermore, any significant claims against Marine Products could result in negative publicity, which could cause Marine Products' sales to decline.

Because Marine Products Relies On Third Party Vendors, Marine Products May Be Unable To Obtain Adequate Raw Materials and Components

Marine Products is dependent on third party vendors to provide raw materials and components essential to the construction of its various powerboats. Especially critical are the availability and cost of marine engines and commodity raw materials used in the manufacture of Marine Products' boats. While Marine Products' management believes that vendor relationships currently in place are sufficient to provide the materials necessary to meet present production demands, there can be no assurance that these relationships will continue or that the quantity or quality of materials available from these vendors will be sufficient to meet Marine Products' future needs, irrespective of whether Marine Products successfully implements its growth and acquisition strategies. Disruptions in current vendor relationships or the inability of Marine Products to continue to purchase construction materials in sufficient quantities and of sufficient quality to meet ongoing production schedules could cause a decrease in sales or a sharp increase in the cost of goods sold. Additionally, because of this dependence, the volatility in commodity raw materials or current or future price increases in construction materials or the inability of Marine Products' management to purchase construction materials required to complete its growth and acquisition strategies could cause a reduction in Marine Products' profit margins or reduce the number of powerboats Marine Products may be able to produce for sale.

Marine Products May Be Unable To Identify, Complete or Successfully Integrate Acquisitions

Marine Products intends to pursue acquisitions and form strategic alliances that will enable Marine Products to acquire complementary skills and capabilities, offer new products, expand its customer base, and obtain other competitive advantages. There can be no assurance, however, that Marine Products will be able to successfully identify suitable acquisition candidates or strategic partners, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, integrate acquired operations into its existing operations, or expand into new markets. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management resources, and possible adverse effects on earnings and earnings per share resulting from increased interest costs, the issuance of additional securities, and difficulties related to the integration of the acquired business. The failure to integrate acquisitions successfully may divert management's attention from Marine Products' existing business and may damage Marine Products' relationships with its key customers and suppliers.

Marine Products' Success Will Depend On Its Key Personnel, and The Loss Of Any Key Personnel May Affect Its Powerboat Sales

Marine Products' success will depend to a significant extent on the continued service of key management personnel. The loss or interruption of the services of any senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could disrupt Marine Products' operations and cause a decrease in its sales and profit margins.

Marine Products' Ability to Attract and Retain Qualified Employees Is Crucial To Its Results of Operations and Future Growth

Marine Products relies on the existence of an available hourly workforce to manufacture its products. As with many businesses, we are challenged to find qualified employees. There are no assurances that Marine Products will be able to attract and retain qualified employees to meet current and/or future growth needs.

If Marine Products Is Unable to Comply With Environmental and Other Regulatory Requirements, Its Business May Be Exposed to Liability and Fines

Marine Products' operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While Marine Products believes that it maintains all requisite licenses and permits and is in compliance with all applicable federal, state and local regulations, there can be no assurance that Marine Products will be able to continue to maintain all requisite licenses and permits. The failure to satisfy these and other regulatory requirements could cause Marine Products to incur fines or penalties or could increase the cost of operations. The adoption of additional laws, rules and regulations could also increase Marine Products' costs.

As with boat construction in general, our manufacturing processes involve the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes. Accordingly, we are subject to regulations regarding these substances, and the misuse or mishandling of such substances could expose Marine Products to liability or fines.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby reducing future sales.

Marine Products' Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In Marine Products' Management

The Company has elected the "Controlled Company" exemption under Part 8, Sec. 801(a) of the American Stock Exchange ("AMEX") Company Guide. The Company is a "Controlled Company" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Company", the Company need not comply with certain AMEX rules including those requiring a majority of independent directors.

Marine Products' executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 67 percent of Marine Products' outstanding common stock. As a result, these stockholders will effectively control the operations of Marine Products, including the election of directors and approval of significant corporate transactions such as acquisitions. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of Marine Products at a premium. In addition, the availability of Marine Products common stock to the investing public is limited to the extent that shares are not sold by the executive officers, directors and their affiliates, which could negatively impact Marine Products' stock trading prices and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a substantial portion of their shares could also negatively affect the trading price of Marine Products common stock.

Provisions in Marine Products' Certificate of Incorporation and Bylaws May Inhibit a Takeover of Marine Products

Marine Products' certificate of incorporation, bylaws and other documents contain provisions including advance notice requirements for shareholder proposals and staggered terms of office for the Board of Directors, that may make more difficult or expensive, or that may otherwise discourage, a tender offer, change in control or takeover attempt that is opposed by Marine Products' Board of Directors.

Item 2. Properties

Marine Products' principal executive office is located in Atlanta, Georgia. This office is currently shared with RPC and is leased from a third party. The monthly rent paid to the third party is allocated between Marine Products and RPC. Under this arrangement, Marine Products pays approximately $1,800 per month in rent. Marine Products may cancel this arrangement at any time after giving a 30 day notice. Chaparral owns and maintains approximately 1,045,000 square feet of space utilized for manufacturing, research and development, warehouse, and sales office and operations in Nashville, Georgia and owns and maintains 83,000 square feet of manufacturing space at our Robalo facility in Valdosta, Georgia. Marine Products' total square footage under roof is allocated as follows: manufacturing — 712,000, research and development — 65,000, warehousing — 183,000, office and other — 85,000.

Item 3. Legal Proceedings

Marine Products is involved in litigation from time to time in the ordinary course of its business. Marine Products does not believe that the ultimate outcome of such litigation will have a material adverse effect on its liquidity, financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of 2003.

Item 4A. Executive Officers of the Registrant

Each of the executive officers of Marine Products was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next annual meeting of stockholders or until his or her earlier removal by the Board of Directors or his or her resignation. The following table lists the executive officers of Marine Products and their ages, offices, and date first elected to office.

Name and Office with Registrant	Age	Date First Elected to Present Office
R. Randall Rollins (1) Chairman of the Board	72	2/28/01
Richard A. Hubbell (2) President and Chief Executive Officer	59	2/28/01
James A. Lane, Jr. (3) Executive Vice President and President of Chaparral Boats, Inc.	61	2/28/01
Linda H. Graham (4) Vice President and Secretary	67	2/28/01
Ben M. Palmer (5) Vice President Chief Financial Officer and Treasurer	43	2/28/01

(1) R. Randall Rollins began working for Rollins, Inc. in 1949. At the time of the spin-off of RPC from Rollins, in 1984, Mr. Rollins was elected Chairman of the Board and Chief Executive Officer of RPC. He remains Chairman of RPC, Inc. and held the position of Chief Executive Officer of RPC until April 22, 2003. He has served as Chairman of the Board of the Company since February 2001 and Chairman of the Board of Rollins, Inc. (consumer services) since October 1991. He is also on the boards of SunTrust Banks, Inc., SunTrust Banks of Georgia, Dover Downs Gaming and Entertainment, Inc., and Dover Motorsports, Inc.

(2) Richard A. Hubbell has been the President and Chief Executive Officer of Marine Products Corporation since it was spun-off in February 2001. He has also been the President of RPC, Inc., since 1987 and Chief Executive Officer since April 22, 2003. Mr. Hubbell serves on the Board of Directors for both of these companies.

(3) James A. Lane, Jr., has held the position of President of Chaparral Boats (formerly a subsidiary of RPC, Inc.) since 1976. Mr. Lane has been Executive Vice President and Director of Marine Products Corporation since it was spun off in 2001. He is also a director of RPC, Inc., and has served in that capacity since 1987.

(4) Linda H. Graham has been Vice President and Secretary of Marine Products Corporation since it was spun-off in 2001, and Vice President and Secretary of RPC, Inc. since 1987. Ms. Graham serves on the Board of Directors for both of these companies.

(5) Ben M. Palmer has been Vice President, Chief Financial Officer and Treasurer of Marine Products Corporation since it was spun-off in 2001 and has served the same roles at RPC, Inc. since 1996.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Marine Products' common stock is listed on the American Stock Exchange under the ticker symbol "MPX." All share and earnings per share data disclosed below have been restated for the three-for-two stock split to be paid March 10, 2004, to stockholders of record on February 10, 2004. At February 27, 2004, there were 25,792,725 (adjusted for the three-for-two stock split) shares of common stock outstanding.

At the close of business on February 27, 2004, there were approximately 2,418 holders of record of common stock. The high and low prices of Marine Products' common stock for each quarter in the years ended December 31, 2003 and 2002 were as follows:

	2003			2002		
Quarter	High	Low	Dividends	High	Low	Dividends
First	$ 7.69	$6.20	$0.027	$5.33	$2.92	$0.013
Second	7.67	5.90	0.027	7.77	4.97	0.013
Third	10.67	7.00	0.027	7.93	6.20	0.013
Fourth	12.67	9.07	0.027	7.80	6.50	0.013

The Company has paid cash dividends since the second quarter of 2001. Beginning in the first quarter of 2003, Marine Products increased its quarterly cash dividend from $0.013 to $0.027 per common share. At the January 27, 2004 Board of Directors' Meeting, the Board approved a 50 percent increase in the cash dividend, from $0.027 to $0.040 on the split number of shares.

Item 6. Selected Financial Data

The following table summarizes certain selected combined financial data of Marine Products and Chaparral including data for periods prior to the February 28, 2001 spin-off from RPC, Inc. The historical information may not be indicative of Marine Products' future results of operations. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this document.

All earnings per share, shares outstanding and dividends per share have been restated for the three-for-two stock split effective March 10, 2004 for shares held on February 10, 2004.

	Years Ended December 31, (In thousands, except share, per share and employee data)				
	2003	2002	2001	2000	1999
Statement of Income Data: [a]					
Net sales	$193,980	$162,682	$134,689	$148,276	$122,878
Cost of goods sold	143,663	125,282	105,344	115,876	93,247
Gross profit	50,317	37,400	29,345	32,400	29,631
Selling, general and administrative expenses	23,015	18,018	16,223	16,945	15,147
Operating income	27,302	19,382	13,122	15,455	14,484
Interest income	501	600	689	280	233
Gain on settlement of claim	—	—	—	6,817	—
Income before income taxes	27,803	19,982	13,811	22,552	14,717
Income tax provision	9,731	7,593	5,248	8,591	5,599
Net income	$ 18,072	$ 12,389	$ 8,563	$ 13,961	$ 9,118
Earnings per share [b]					
Basic	$ 0.71	$ 0.49	$ 0.34	$ 0.55	$ 0.36
Diluted	$ 0.67	$ 0.46	$ 0.33	$ 0.55	$ 0.36
Dividends paid per share	$ 0.11	$ 0.05	$ 0.04	$ —	$ —
Other Financial and Operating Data: [a]					
Gross profit margin percent	25.9%	23.0%	21.8%	21.9%	24.1%
Operating margin percent	14.1	11.9	9.7	10.4	11.8
Net cash provided by operating activities	$ 17,828	$ 11,696	$ 10,231	$ 15,464	$ 9,235
Net cash (used for) provided by investing activities	(4,432)	2,860	(5,919)	(4,198)	(1,665)
Net cash used for financing activities	4,432	2,229	456	13,600	7,619
Capital expenditures	$ 3,707	$ 3,800	$ 5,456	$ 4,198	$ 1,810
Employees at end of year	975	867	758	807	683
Manufacturing space at end of year (square ft.)	1,045	898	898	670	670
Balance Sheet Data at end of year: [a]					
Cash and cash equivalents	$ 26,244	$ 17,280	$ 4,953	$ 1,097	$ 3,431
Marketable securities — current	1,402	1,929	5,478	—	—
Marketable securities — non-current	5,930	4,865	7,781	—	—
Inventories	21,770	20,685	14,478	15,064	13,703
Working capital	45,984	33,390	20,311	10,488	12,514
Property, plant and equipment, net	17,761	16,216	14,230	9,796	6,714
Total assets	86,314	71,063	56,513	103,449	88,168
Total stockholders' equity	$ 69,966	$ 56,833	$ 46,345	$ 92,593	$ 78,632

(a) See Related Party Transactions in Item 7 for information about spin-off transactions affecting selected financial data for periods presented prior to December 31, 2001.

(b) Earnings per share for the years 1999 through 2001 have been stated on a pro forma basis and have not been audited.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based upon and should be read in conjunction with "Selected Financial Data," "Consolidated Financial Statements," and the notes thereto. See also "Forward-Looking Statements" on page 12.

The Board of Directors, at their quarterly meeting on January 27, 2004, authorized a three-for-two stock split by the issuance on March 10, 2004 of one additional common share for each two common shares held of record at February 10, 2004. Accordingly, the par value of additional shares issued will be adjusted between common stock and capital in excess of par value, and fractional shares resulting from the stock split will be settled in cash. All share and per share data have been retroactively adjusted for this split.

Overview

Marine Products Corporation, through its wholly-owned subsidiaries Chaparral and Robalo, is a leading manufacturer of recreational fiberglass powerboats. The Company sells its products to a network of independent dealers who in turn sells the products to retail customers. These dealers are located throughout the continental United States and in several international markets. Marine Products' business is impacted by economic conditions, consumer confidence, interest rates, the weather, and other factors. The Company's management believes that it has the opportunity to continue to enhance its' customers' boating experience by providing them with high quality, innovative powerboats, and thereby increase its market share, net sales, and net income. Marine Products' management is also focused on the competitive nature of the recreational powerboat manufacturing business and factors which may lead to a decline in consumer confidence or consumers' discretionary income, both of which could negatively impact sales of the Company's powerboats.

Outlook

Management believes that net sales and profits will continue to increase in 2004, based on the projections of continued low interest rates and improving economic conditions. This belief is also based on reports of attendance and sales during the winter 2004 retail boat show season, which began in December 2003. Media reports regarding recent boat shows indicate that attendance has increased by as much as 10 percent compared to last year, although several shows reported decreased attendance due to inclement weather. Boat show attendance has historically been positively correlated with retail boat sales later in the selling season because consumers attend shows due to their interest in recreational boating and make purchasing decisions at a boat show. However, there can be no assurance that this relationship will continue in 2004 or subsequent years. Pleasure boating is a discretionary consumer expenditure, therefore, an increase in interest rates or decline in consumer confidence due to a weakening economy or renewed global conflict would have a serious and immediate negative impact on sales and profits. At the present time, Marine Products Corporation as well as other manufacturers are refining and improving their customer service capabilities, marketing strategies and sales promotions in order to attract more consumers to recreational boating as well as improve consumers' boating experiences. Management believes that these efforts may result in increased marketing and other selling, general and administrative expenses in the future.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require significant judgment by management in selecting the appropriate assumptions for calculating accounting estimates. These judgments are based on our historical experience, terms of existing contracts, trends in the industry, and information available from other outside sources, as appropriate. The Company believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Recognition of sales — The Company sells its boats through its international network of independent dealers. Although sales orders are cancelable at any time, substantially all boats are pre-sold to a dealer before entering the production line. The Company recognizes sales when all the following conditions are met: (1) a fully executed sales agreement exists, (2) the price of the boat is established, (3) the dealer takes delivery of the boat, and (4) collectibility of the sales price is reasonably assured.

Accrued sales discounts — The Company's incentive programs include annual volume based discounts that promote early replenishment of dealer inventories after the spring and summer peak selling seasons and help to level out manufacturing volumes throughout the year. These discounts are based on the dealer purchase volumes for the period July 1 through June 30 of the following year. The Company monitors dealer purchases and uses its judgment to determine an appropriate dealer discount reserve. In addition, the Company selectively creates retail sales incentive programs. The Company records these estimated sales discounts at the later of the recognition of sales or the announcement of an incentive program. These estimates are based upon the Company's assessment of the volume of sales that will qualify for each program. Our future financial results will be impacted by any differences between our estimates and the actual amounts paid to settle these liabilities.

Dealer floor plan interest — The Company provides an option to pay a qualifying dealer's incurred floor plan interest costs on current model year inventory held during specified periods of time instead of additional cash discounts. The costs to be paid by the Company will vary depending upon the dollar amount and length of time the dealer maintains the inventory as well as variations in interest rates charged by the floor plan financing companies. At the time the boat sales are recognized, the Company records an experience based estimate of the future interest costs to be incurred. While the Company believes the recorded floor plan interest reserve is adequate and that the judgment applied is appropriate, such estimated amounts could differ materially from what will actually transpire in the future. Our future financial results will be impacted by any differences between our estimates and the actual amounts paid to settle these liabilities.

Warranty accruals — The Company provides warranties against manufacturing defects for various components of the boats, primarily the fiberglass deck and hull. Warranty costs, if any, on other components of the boats are absorbed by the original manufacturer. The warranty periods vary by component, but extend up to ten years. At the time the boat sales are recognized, the Company records an experience based estimate of the future warranty costs to be incurred on boats sold. While the Company believes the recorded warranty reserve is adequate and that the judgment applied is appropriate, such estimated amounts could differ materially from what will actually transpire in the future. Prospective financial results will be impacted by any differences between these estimates and the actual amounts paid to settle these liabilities.

Accrued insurance liabilities — The Company has exposure to various contingent liabilities and future claims. The Company self insures, up to specified limits, its employee health insurance plan costs. The cost of claims under this self-insurance program is estimated and accrued as the claims are incurred although actual settlement of the claims may not be made until future periods. These claims are monitored and the cost estimates are revised as developments occur relating to such claims. To estimate the ultimate cost of the claims, the Company uses its historical experience, and where appropriate, the advice of outside experts. Upon the ultimate resolution of these uncertainties, future financial results will be impacted by the difference between these estimates and the actual amounts paid to settle the liabilities.

Pension liabilities — Pension expense is determined in accordance with the provisions of SFAS 87, "Employers' Accounting for Pensions." Pension costs are actuarially determined on an annual basis and affected by assumptions including the discount rate, the estimated future return on plan assets and other factors. The Company evaluates assumptions used on a periodic basis and makes adjustments to these liabilities as necessary. The Company utilizes the Moody's Aa long-term corporate bond yield as a basis for determining the discount rate with a yield adjustment made for the longer duration of the Company's obligations. The Company evaluates its assumption regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations with respect to investment returns and asset allocations. The Company chooses a rate of return on plan assets that it believes is an appropriate long-term average return. The expected return on plan assets takes into account estimated future investment returns for various asset classes held in the plans' portfolio. To the extent changes are required in the assumptions discussed above, the Company's recorded liabilities may have to be adjusted and may result in a material impact on the results of operations, financial position or liquidity of the Company.

Results of Operations

($'s in thousands)	2003	2002	2001
Total number of boats sold	6,265	5,625	4,891
Average selling price per boat	$ 31.4	$ 29.4	$ 28.2
Net sales	$193,980	$162,682	$134,689
Percentage of cost of goods sold to net sales	74.1%	77.0%	78.2%
Percentage of selling, general and administrative expense to net sales	11.9%	11.1%	12.0%
Operating income	$ 27,302	$ 19,382	$ 13,122
Research and development expense	$ 1,075	$ 1,605	$ 1,955
Warranty expense	$ 3,646	$ 2,745	$ 1,143

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Net Sales. Marine Products' net sales increased by $31,298,000 or 19.2 percent in 2003 compared to 2002. The increase was primarily due to an 11.4 percent increase in units sold, as well as a 6.8 percent increase in the average sales price of boats sold. The increases in units sold were realized primarily in the Chaparral sportboat and cruiser lines, and in the Robalo sport fishing boat line. The increase in average sales prices resulted from increased sales of larger cruisers, increased Robalo unit sales, and overall price increases that were implemented for the 2004 model year, which began in July 2003. The net sales increase was also due to higher parts and accessories sales, which is a result of the increasing numbers of boats sold in prior years that are still in operation and require routine maintenance and repair.

Management believes that in general, the increase in unit volume during the year resulted from favorable economic and industry conditions, including continued low interest rates, an improving domestic economy, and a trend in which consumers choose recreational activities that are safe, close to home, and can be enjoyed in a controlled environment with family and friends. The available industry statistics also indicate that Chaparral continued to gain market share in the 18 to 35 foot sterndrive pleasure boat market during 2003, which management believes is due to increased industry recognition of the Company's product quality, enhanced dealer incentive and training programs, and new boat models with designs and features that have broader consumer appeal. The Robalo unit sales increased by 64.1 percent, due to an expanded model offering including larger sizes and more available design options, which led to broader dealer acceptance of the Robalo line and ultimately increased sales volumes.

Cost of Goods Sold. Cost of goods sold increased 14.7 percent to $143,663,000 in 2003 compared to $125,282,000 in 2002, an increase of $18,381,000, consistent with the increase in net sales. As a percentage of net sales, cost of goods sold decreased from 2002 to 2003, because of efficiencies gained from higher production volumes, especially within the Robalo line, and an overall shift in model mix to larger boats which typically generate higher margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $23,015,000 in 2003 compared to $18,018,000 in 2002, an increase of $4,997,000 or 27.7 percent. The Company continued to create some expense leverage with higher net sales. The increase in selling, general and administrative expenses resulted from costs that vary with increased sales and profitability, such as incentive compensation, sales commissions and warranty expense. These increases were partially offset by a decrease in research and development expense, related to less new model design activities in 2003 compared to 2002 when the Company performed a large cruiser design project and several projects to expand the Robalo line. As a percentage of net sales, these expenses increased because the incentive compensation and sales commission expenses were higher due to the increase in gross profit margin and operating margin percents.

Marine Products provides a five year transferable hull structural warranty on Chaparral products against defects in material and workmanship and a 10 year transferable structural hull warranty on Robalo products. A one year warranty on components is provided as well. The engine manufacturer warrants engines included in the boats. Warranty expense was $3,646,000 in 2003 and $2,745,000 in 2002, or 1.9 percent and 1.7 percent of sales in 2003 and 2002, respectively. Warranty expense as a percentage of net sales increased in 2003 due to increased sales of cruisers (which generally incur higher warranty claim costs due to the higher retail price and additional features of the products) and increased customer service demands.

Operating Income. Operating income was $27,302,000 in 2003, an increase of $7,920,000 or 40.9 percent compared to $19,382,000 in 2002, resulting from higher net sales and gross profit, partially offset by the increase in selling, general and administrative expenses.

Interest Income. Interest income was $501,000 in 2003 compared to $600,000 in 2002. Marine Products generates interest income from investment of its available cash primarily in overnight and marketable securities. The decrease in interest income resulted primarily from lower investment returns in 2003 consistent with lower interest rates offset slightly by a higher balance of investable cash.

Income tax provision. The effective tax rate was 35 percent in 2003, compared to 38 percent in 2002. The decrease in rate reflects the effect of implementing tax planning strategies. The effective rate change increased net income by $834,000. The income tax provision of $9,731,000 was $2,138,000 or 28.2 percent higher than the income tax provision of $7,593,000 for the prior year as a result of higher income before income taxes, partially offset by the lower effective tax rate.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Net Sales. Marine Products generated net sales of $162,682,000 in 2002 compared to $134,689,000 in 2001, an increase of $27,993,000 or 20.8 percent. Based on available industry statistics, Chaparral has continued to gain market share. The net sales increase in 2002 compared to 2001 resulted primarily from a 15.0 percent increase in the volume of boats sold coupled with a 4.3 percent increase in the average sales price per unit. Management believes that the increase in unit volume was partially related to the American consumers' decision to pursue recreational activities closer to home due to political and economic uncertainty. The increase in the average sales price resulted from an increase in the number of larger cruisers, sportboats, and deckboats sold during the year in combination with the elimination of our lowest price line of boats, the Chaparral Sse.

Cost of Goods Sold. Cost of goods sold was $125,282,000 in 2002 compared to $105,344,000 in 2001. Cost of goods sold, as a percent of net sales decreased in 2002 compared to 2001, the majority of the increase related to the increase in net sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $18,018,000 in 2002 compared to $16,223,000 in 2001, an increase of $1,795,000 or 11.1 percent. The Company continued to create some expense leverage with higher net sales. The increase in selling, general and administrative expenses resulted from costs that vary with increased sales and profitability, such as incentive compensation, sales commissions and warranty expense. This increase in costs was partially offset by a decrease in goodwill amortization, which was $684,000 in 2001 and was eliminated during all of 2002 as a result of the implementation of Statement of Financial Accounting Standard ("SFAS") No. 142.

Operating Income. Operating income was $19,382,000 in 2002, an increase of $6,260,000 or 47.7 percent compared to $13,122,000 in 2001. The increase in operating income resulted from higher net sales and gross profit, partially offset by the increase in selling, general and administrative expenses.

Interest Income. Interest income was $600,000 in 2002 compared to $689,000 in 2001. Marine Products generates interest income from investment of its available cash primarily in overnight and marketable securities. The decrease in interest income resulted primarily from lower investment returns in 2002, consistent with lower interest rates and yields offset slightly by a higher balance of available cash.

Liquidity and Capital Resources

(in thousands)	2003	2002	2001
Net cash provided by operating activities	$17,828	$11,696	$10,231
Net cash (used for) provided by investing activities	(4,432)	2,860	(5,919)
Net cash used for financing activities	$ (4,432)	$ (2,229)	$ (456)

The Company's decisions about the amount of cash to be used for investing and financing purposes are influenced by our capital position and the expected amount of cash to be provided by operations. As the result of being spun-off in February 2001, the Company became a separate publicly traded company. The Company's operations historically have generated sufficient cash for its operations and the excess was transferred to RPC. In connection with the spin-off from RPC, the Company received $14,447,000 in cash and marketable securities from RPC. The Company is now able to retain any excess cash it generates; however, in the event capital is needed to fund operations, capital expenditures or acquisitions, it is no longer able to rely upon the capital resources of RPC.

Cash provided by operations increased during 2003 by $6,132,000 compared to 2002. The increase was due to higher operating income in 2003 compared to 2002, partially offset by higher working capital requirements at December 31, 2003 due to an increase in accounts receivable correlated with higher sales and related manufacturing activities, and an increase in income taxes receivable, together with decreases in accounts payable and income tax payable that were caused by timing differences in payments.

Cash used for investing activities increased $7,292,000 compared to 2002. This change was caused by a $7,385,000 net increase in marketable securities in 2003 compared to 2002 due to overall increase in available cash for investment. Capital expenditures decreased slightly to $3,707,000 in 2003 compared to $3,800,000 in 2002. Capital expenditures in 2002 included expenditures for operating equipment and initial expenditures for the construction of a new administrative building at Chaparral's Nashville, Georgia headquarters. In 2003, the largest capital expenditures related to the completion of this administrative office building, the purchase of operating equipment, and the purchase of additional buildings for warehouse storage space. Management expects that capital expenditures during 2004 will be approximately $4,000,000, and are projected to include expenditures for the construction of new warehouse space and capital expenditures for new operating equipment.

Cash used for financing activities increased $2,203,000 in 2003 compared to 2002. The increase relates to cash used to purchase the Company's common stock in the open market, and an increase in dividends resulting from the Company's decision during the first quarter of 2003 to increase its quarterly dividend from $0.013 per share to $0.027 per share. During 2003, the Company purchased 304,785 shares at an average price of $6.60 per share. The Company has purchased a total of 447,351 shares in the open market pursuant to a resolution in April 2001 by the Board of Directors and, as of December 31, 2003, can buy back 1,052,649 more shares under the program. At the January 27, 2004 Board of Directors' Meeting, the Board approved a three-for-two stock split to holders of record on February 10, 2004 payable March 10, 2004, as well as a 50 percent increase in the cash dividend, from $0.027 to $0.040 on the split number of shares.

The Company has an agreement with two employees, which provides for a monthly payment to each of the employees equal to 10 percent of profits (defined as pretax income before goodwill amortization and certain allocated corporate expenses).

Consistent with customary industry practices, the Company has agreements with selected third-party dealer floor plan lenders to repurchase any of its boats that are repossessed by the lender. The Company maintains a reserve for estimated losses on boats repurchased. The Company's obligation under its guarantee becomes effective in the case of default in payments by the dealer. The agreements provide for the return of all repossessed boats to the Company in exchange for the Company's assumption of specified percentages of the dealers' unpaid debt obligation on those boats based on the original dealer purchase date. The Company does not currently expect any of its dealers to default in their obligations to the respective lenders in the near future.

The Company participates in a multiple employer Retirement Income Plan, sponsored by RPC. This plan is a trusteed defined benefit pension plan that provides monthly benefits upon retirement at age 65 to eligible employees. In the first quarter of 2002, the Company's Board of Directors approved a resolution to cease all future retirement benefit accruals under the Retirement Income Plan effective March 31, 2002. However, the adverse conditions in the equity markets, along with the low interest rate environment, have had an unfavorable impact on the funded status of the defined benefit pension plan. It is expected that the Company's pension expense will increase in 2004 compared to 2003 primarily because of the decline in the discount rate used to calculate plan liabilities offset slightly by improved pension asset performance in 2003. The Company expects to contribute approximately $700,000 to the multiple employer pension plan in 2004 to achieve its funding objectives.

We believe the liquidity provided by our existing cash, cash equivalents and marketable securities, our overall strong capitalization including no debt, and cash expected to be generated from operations, will be sufficient to meet our requirements for at least the next twelve months. We believe our liquidity will allow us the ability to continue to grow and provide us the opportunity to take advantage of strategic business opportunities that may arise.

Off Balance Sheet Arrangements

Guarantees. To assist dealers in obtaining financing for the purchase of its boats, the Company has entered into agreements with various dealers and financing institutions to guarantee varying amounts of qualifying dealers' debt obligations related to inventory purchases. The Company's obligation under these guarantees becomes effective in the case of default by the dealer. The agreements provide for the return of all repossessed boats in "like new" condition to the Company, in exchange for the Company's assumption of specified percentages of the unpaid debt obligation on those boats. As of December 31, 2003, the maximum repurchase obligation outstanding under these agreements which expire in 2004 and 2005 totaled approximately $4,000,000. The Company records the estimated fair value of the guarantee; at December 31, 2003, this amount is immaterial.

The Company has no other off balance sheet transactions as defined in the SEC rules.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of December 31, 2003:

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1–3 years**	**3–5 years**	**More than 5 years**
Long-term debt	$ —	$ —	$ —	$ —	$ —
Capital lease obligation	150,000	—	—	—	150,000
Operating leases (1)	94,844	28,307	53,170	13,367	—
Purchase obligations (2)	—	—	—	—	—
Other long-term liabilities (3)	—	—	—	—	—
Total	$244,844	$28,307	$53,170	$13,367	$150,000

(1) Operating leases represent agreements for various office equipment.

(2) As part of the normal course of business the Company enters into purchase commitments to manage its various operating needs. However, the Company does not have any obligations that are non-cancelable or subject to a penalty if canceled.

(3) Long-term liabilities on the balance sheet primarily represent pension obligation and deferred taxes. Minimum pension funding contributions are not included as such amounts have not been determined. The Company expects to make a contribution to the multiple employer pension plan of approximately $700,000 in 2004 which it expects to fund with available cash or from cash generated from operating activities.

Related Party Transactions

Effective with the spin-off, RPC established a cash balance at Marine Products of approximately $15,000,000 by contributing $13,800,000, and cancelled a remaining receivable from RPC totaling approximately $53,800,000. Effective February 28, 2001, the Company began receiving certain administrative services from RPC. The service agreements are more fully described in Note 4 to the consolidated financial statements. The Company's cost for such services aggregated approximately $496,000 in 2003, $588,000 in 2002 and $868,000 in 2001. During 2003 and 2002, the Company paid approximately $171,000 and $332,000 to a division of RPC for the purchase, installation and service of overhead cranes. The Company's directors are also directors of RPC and certain officers are employees of both the Company and RPC.

The Company participates in a multiple employer plan sponsored by RPC. Following the spin-off of the Company in 2001, RPC has charged the Company for, and the Company has been obligated to pay, its allocable share of pension costs and the associated funding obligation related to the prior service liabilities of Chaparral employees. Effective December 2003, the related prior service liabilities totaling $3,314,000 and pension assets totaling $2,517,000 were transferred within the multiple employer plan by RPC to the Company.

Seasonality

Marine Products' quarterly operating results are affected by weather and the general economic conditions in the United States. Quarterly operating results for the second quarter have historically recorded the highest sales volume for the year. The results for any quarter are not necessarily indicative of results to be expected in any future period.

Inflation

Inflation has not had a material effect on Marine Products' operations. If inflation increases, Marine Products will attempt to increase its prices to offset its increased expenses. No assurance can be given, however, that the Company will be able to adequately increase its prices in response to inflation. Inflation can also impact Marine Products' sales and profitability. New boat buyers typically finance their purchases. Because higher inflation results in higher interest rates, the cost of boat ownership increases. Prospective buyers may choose to delay their purchases or buy a less expensive boat.

Impact of Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." The Interpretation requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has completed an evaluation of its existing relationships with various dealerships that sell its products and has concluded that none of them are variable interest entities under the provisions of FIN 46. In addition, the Company has not entered into any agreements subject to FIN 46 since January 31, 2003. Therefore, the adoption of the Interpretation will not have a material impact on the financial position, results of operations or liquidity of the Company.

In March 2003, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which addresses how a reseller of a vendor's products should account for cash consideration received from the vendor. Marine Products has adopted EITF 02-16 for all arrangements entered into after December 31, 2002. The Company receives a discount on the purchase of engines from certain manufacturers to be used by the Company to promote the respective engines. The discounts are accounted for as a reduction in cost of inventory acquired. The effect of the adoption of EITF 02-16 did not have a material impact on the Company's earnings.

In December 2003, the FASB reissued Statement of Financial Accounting Standard ("SFAS") 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," which replaced the previously existing pronouncement. The revised SFAS does not change the measurement or recognition provisions; however, it requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The disclosure rules apply to annual financial statements for fiscal years ending after December 15, 2003. In addition, there are additional disclosure requirements for the interim-period financial reports starting in the first quarter of 2004. The Company has adopted the provisions of SFAS 132 and presented the additional disclosures in the notes to the consolidated financial statements. The adoption of SFAS 132 did not have a material effect on the financial position, results of operations or liquidity of the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Marine Products does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose Marine Products to significant market risk. Marine Products maintains an investment portfolio, comprised of United States Government, corporate and municipal debt securities, which is subject to interest rate risk exposure. This risk is managed through conservative policies to invest in high-quality obligations. The Company has been affected by the impact of lower interest rates on interest income from its short-term investments. Marine Products has performed an interest rate sensitivity analysis using a duration model over the near term with a 10 percent change in interest rates. Marine Products' portfolio is not subject to material interest rate risk exposure based on this analysis. Marine Products does not expect any material changes in market risk exposures or how those risks are managed.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands except share information)

December 31,	2003	2002
ASSETS		
Cash and cash equivalents	$26,244	$17,280
Marketable securities	1,402	1,929
Accounts receivable, less allowance for doubtful accounts of $67 in 2003 and 2002	3,970	1,471
Inventories	21,770	20,685
Income taxes receivable	1,073	—
Deferred income taxes	2,265	2,419
Prepaid expenses and other current assets	616	1,623
Current assets	57,340	45,407
Property, plant and equipment, net	17,761	16,216
Intangibles, net of accumulated amortization of $10,469 in 2003 and $10,429 in 2002	3,818	3,858
Marketable securities	5,930	4,865
Other assets	1,465	717
Total assets	$86,314	$71,063
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,730	$ 3,414
Income taxes payable	—	1,066
Other accrued expenses	8,626	7,537
Current liabilities	11,356	12,017
Pension liabilities	2,233	626
Deferred income taxes	1,160	614
Other long-term liabilities	1,599	973
Total liabilities	16,348	14,230
Commitments and contingencies		
Common stock, $.10 par value, 50,000,000 shares authorized, 25,728,233 shares issued in 2003, 25,682,076 shares issued in 2002	2,573	2,568
Capital in excess of par value	35,722	37,422
Retained earnings	32,409	17,074
Accumulated other comprehensive (loss) income	(509)	103
Deferred compensation	(229)	(334)
Total stockholders' equity	69,966	56,833
Total liabilities and stockholders' equity	$86,314	$71,063

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands except per share data)

Years ended December 31,	2003	2002	2001
Net sales	$193,980	$162,682	$134,689
Cost of goods sold	143,663	125,282	105,344
Gross profit	50,317	37,400	29,345
Selling, general and administrative expenses	23,015	18,018	16,223
Operating income	27,302	19,382	13,122
Interest income	501	600	689
Income before income taxes	27,803	19,982	13,811
Income tax provision	9,731	7,593	5,248
Net income	$ 18,072	$ 12,389	$ 8,563
EARNINGS PER SHARE (2001 Pro Forma — Unaudited)			
Basic	$ 0.71	$ 0.49	$ 0.34
Diluted	$ 0.67	$ 0.46	$ 0.33
Dividends paid per share	**$ 0.11**	**$ 0.05**	**$ 0.04**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands)

Three Years Ended December 31, 2003	Comprehensive Income	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Deferred Compensation	RPC, Inc. Equity Investment	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	$ --	—	$ —	$ —	$ —	$ —	$ 92,593	$ —	$ 92,593
Net income (from January 1, 2001 through February 28, 2001)							1,487		1,487
Cancellation and repayment of receivable from RPC, Inc.				13,833			(67,662)		(53,829)
Spin-off transaction		17,012	1,701	25,014		(297)	(26,418)		—
Stock issued for stock incentive plans, net		13	1	21	1	17	—		40
Net income (from March 1, 2001 through December 31, 2001)					7,076				7,076
Dividends declared					(1,022)				(1,022)
Three-for-two stock split		8,513	852	(852)					—
Balance, December 31, 2001		25,538	2,554	38,016	6,055	(280)	—		46,345
Stock issued for stock incentive plans, net		238	24	618		(54)			588
Stock purchased and retired		(141)	(14)	(1,208)					(1,222)
Net income	$12,389				12,389				12,389
Minimum pension liability adjustment, net of taxes of $11	(18)							(18)	(18)
Unrealized gain on securities, net of taxes of $74	121							121	121
Comprehensive income	$12,492								
Dividends declared					(1,370)				(1,370)
Three-for-two stock split		47	4	(4)					—
Balance, December 31, 2002		25,682	2,568	37,422	17,074	(334)		103	56,833
Stock issued for stock incentive plans, net		257	26	550		105			681
Stock purchased and retired		(226)	(23)	(2,248)					(2,271)
Net income	$18,072				18,072				18,072
Minimum pension liability adjustment, net of taxes of $288	(534)							(534)	(534)
Unrealized gain on securities, net of taxes and reclassification adjustments	(78)							(78)	(78)
Comprehensive income	$17,460								
Dividends declared					(2,737)				(2,737)
Three-for-two stock split		15	2	(2)					—
Balance, December 31, 2003		25,728	$2,573	$35,722	$32,409	$(229)		$(509)	$ 69,966

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands)

Years ended December 31,	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$18,072	$12,389	$ 8,563
Non-cash charges (credits) to earnings:			
Depreciation and amortization	2,306	2,079	2,267
Deferred income tax provision (benefit)	1,029	(247)	460
(Increase) decrease in assets:			
Accounts receivable	(2,499)	(293)	568
Inventories	(1,085)	(6,207)	698
Prepaid expenses and other current assets	1,007	(283)	(1,491)
Income taxes receivable	(1,073)	831	—
Other non-current assets	(679)	(292)	(40)
Increase (decrease) in liabilities:			
Accounts payable	(684)	985	(481)
Income taxes payable	(1,066)	1,066	—
Other accrued expenses	1,089	1,668	(313)
Other long-term liabilities	1,411	—	—
Net cash provided by operating activities	17,828	11,696	10,231
INVESTING ACTIVITIES			
Capital expenditures	(3,707)	(3,800)	(5,456)
Net (purchase) sale of marketable securities	(725)	6,660	(13,259)
Purchase of business	—	—	(1,037)
Receipt of cash and marketable securities from RPC, Inc.	—	—	13,833
Net cash (used for) provided by investing activities	(4,432)	2,860	(5,919)
FINANCING ACTIVITIES			
Decrease in receivable from RPC, Inc.	—	—	614
Payment of dividends	(2,737)	(1,370)	(1,022)
Cash paid for common stock purchased and retired	(2,271)	(1,222)	(65)
Proceeds received upon exercise of stock options	576	363	17
Net cash used for financing activities	(4,432)	(2,229)	(456)
Net increase in cash and cash equivalents	8,964	12,327	3,856
Cash and cash equivalents at beginning of year	17,280	4,953	1,097
Cash and cash equivalents at end of year	$26,244	$17,280	$ 4,953

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
Marine Products Corporation and Subsidiaries
Years ended December 31, 2003, 2002 and 2001

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation — The consolidated financial statements include the accounts of Marine Products Corporation (a Delaware corporation) and its wholly owned subsidiaries ("Marine Products" or the "Company"). Marine Products, through Chaparral Boats, Inc. ("Chaparral") and Robalo LLC ("Robalo"), operates as a manufacturer of fiberglass powerboats and related products and services to a broad range of consumers worldwide.

The consolidated financial statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of Marine Products in the future or had it operated as a separate, independent company during all periods presented.

In January 2000, the Board of Directors of RPC, Inc. ("RPC") announced that it planned to spin-off to RPC stockholders the business conducted through Chaparral, RPC's powerboat manufacturing segment (the "spin-off"). RPC's Board of Directors subsequently approved the spin-off on February 12, 2001. RPC accomplished the spin-off on February 28, 2001 by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products, and then distributing the common stock of Marine Products to RPC stockholders. RPC stockholders received 0.6 shares of Marine Products common stock for each share of RPC common stock owned as of the record date. Based on an Internal Revenue Service Private Letter ruling, subject to certain assumptions, the spin-off was tax-free to RPC and RPC's stockholders, except for cash received for any fractional shares. Immediately after the spin-off was completed, RPC owned no shares of Marine Products common stock, and Marine Products became an independent public company. A total of 25,518,416 (restated for the three-for-two stock split effective March 10, 2004 for shares held on February 10, 2004) shares of Marine Products common stock were distributed in connection with the spin-off.

The consolidated financial statements have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows since the spin-off transaction and prior to the spin-off that related directly to RPC's powerboat manufacturing segment operations.

The Company has only one reportable segment — its Powerboat Manufacturing business. The Company's results of operations and its financial condition are not significantly reliant upon any single customer, product model or the Company's international operations.

Nature of Operations — Marine Products is principally engaged in manufacturing powerboats and providing related products and services. Marine Products distributes fiberglass recreational boats through a network of domestic and international independent dealers.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in the determination of accrued sales incentives and discounts, warranty accruals, insurance reserves and pension liabilities.

Sales Recognition — The Company recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition," that clarifies the basic criteria for recognizing revenue. Marine Products recognizes sales when a fully executed agreement exists, prices are determinable, products are delivered to the dealer and collectibility is reasonably assured.

Shipping and Handling Charges — The shipping and handling of the Company's products to dealers is handled through a combination of a third-party marine transport service and a company owned fleet of delivery trucks. Fees charged to customers for shipping and handling is included in net sales in the accompanying consolidated statements of income; the related costs incurred by the Company are included in cost of goods sold.

Advertising — Advertising expenses are charged to expense during the period in which they are incurred. Expenses associated with the product brochures and other inventoriable marketing materials are capitalized and amortized over the related model year which approximates the consumption of these materials. As of December 31, 2003 and 2002, the Company had recorded approximately $320,000 and $655,000 in prepaid expenses related to the capitalized brochure costs. Total advertising expense recorded was approximately $2,785,000 in 2003, $2,086,000 in 2002 and $1,801,000 in 2001.

Sales Incentives — Sales incentives including dealer discounts and retail sales promotions are provided for and recorded as a reduction in sales for the period in which the related sales are recorded. The Company records these incentives at the later of the recognition of the related sales or the announcement of a promotional program.

Cash and Cash Equivalents — Highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Marketable Securities — Marine Products maintains investments held with several large, well-capitalized financial institutions. Marine Products' investment policy does not allow investment in any securities rated less than "investment grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. Realized gains on sales of marketable securities totaled $87,738 for the year ended December 31, 2003, realized losses for the years ended December 31, 2002 and 2001 totaled $23,400 and $5,066. Of the total gain realized in 2003, $168,000 was reclassified from other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. As of December 31, 2003, Marine Products owned approximately $2,998,000 of corporate obligations with an unrealized loss of $6,215 and approximately $1,477,000 of municipal obligations with an unrealized gain of $5,309.

Investments with remaining maturities of less than 12 months are considered to be current marketable securities. Investments with remaining maturities greater than 12 months are considered to be non-current marketable securities. Marine Products' marketable securities generally consist of United States government, corporate and municipal debt securities. The maturities of the Company's non-current marketable securities are as follows: $0 in 2004, approximately $4,750,000 between 2005 and 2009, $894,000 between 2010 and 2014, $286,000 in 2015 and thereafter.

Accounts Receivable — Accounts receivable are carried at the amount owed by customers less an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based upon historical write-off percentages, known problem accounts and current economic conditions. Accounts are written-off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible.

Inventories — Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Market value is determined based on replacement cost for raw materials and net realizable value for work in process and finished goods.

Property, Plant and Equipment — Property, plant and equipment is carried at cost. Depreciation is provided principally on a straight-line basis over the estimated useful lives of the assets. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals, and betterments are capitalized while expenditures for routine maintenance and repairs are expensed as incurred. Depreciation expense on operating equipment used in production is included in cost of goods sold in the accompanying consolidated statements of income. All other depreciation is included in selling, general and administrative expenses in the accompanying consolidated statements of income. Property, plant and equipment are reviewed for impairment when indicators of impairment exist.

Intangibles — Intangibles consist primarily of goodwill and trade names related to businesses acquired. Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $3,308,000 as of December 31, 2003 and 2002. Pursuant to the adoption of Statement of Accounting Standard ("SFAS") 142 on January 1, 2002, goodwill is no longer amortized to earnings but instead is subject to an annual test for impairment. The Company completed an initial impairment analysis upon adoption of SFAS No. 142 and a subsequent analysis during the fourth quarter of 2003. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill has occurred. Trade names are amortized on a straight-line basis over the periods of their estimated useful lives, as straight-line best estimates the ratio that current sales bear to the total of current and anticipated sales, based on the estimated useful lives. Trade names are reviewed for impairment when such indicators exist.

The carrying amount and accumulated amortization for trade names are as follows:

December 31,	2003	2002
Trade names	$600,000	$600,000
Less: accumulated amortization	(90,000)	(50,000)
	$510,000	$550,000

Had the Company adopted the provisions of SFAS No. 142 as of January 1, 2001, the effect on net income would have been as follows:

Year ended December 31,	2003	2002	2001
(in thousands)			
Net income (as reported)	$18,072	$12,389	$8,563
Effect of goodwill amortization, net of taxes	—	—	424
Pro forma net income	$18,072	$12,389	$8,987
Pro forma income per share would have been as follows:			
Basic	$ 0.71	$ 0.49	$ 0.35
Diluted	$ 0.67	$ 0.46	$ 0.34

Amortization of trade names was approximately $40,000 each in 2003 and 2002 and $10,000 in 2001. Goodwill amortization was $684,000 in 2001. Estimated amortization expense for trade names is $40,000 for each of the five succeeding years from 2004 to 2008.

Allowance for Boat Repurchases — The Company is obligated under certain circumstances to repurchase boats from selected finance companies through which its dealers have financed boats under floor-plan financing arrangements. The Company estimated fair value of the guarantee is immaterial at December 31, 2003.

Notes to Consolidated Financial Statements (Continued)
Marine Products Corporation and Subsidiaries
Years ended December 31, 2003, 2002 and 2001

Warranty Accruals — The Company warrants the entire boat, excluding the engine, against defects in materials and workmanship for a period of one year. The Company also warrants the entire deck and hull, including its bulkhead and supporting stringer system, against defects in materials and workmanship for periods ranging from five to ten years. The Company accrues for estimated future warranty costs at the time of the sale based on its historical claims experience. An analysis of the warranty accruals for the years ended December 31, 2003 and 2002 is as follows:

(in thousands)	2003	2002
Balances at beginning of year	$ 1,944	$ 1,739
Less: Payments made during the year	(2,744)	(2,540)
Add: Warranties issued during the year	3,344	2,441
Changes in warranties issued in prior years	302	304
Balances at end of year	$ 2,846	$ 1,944

Changes in warranties issued in prior years are due to updated information about the frequency and size of claims incurred related to prior year sales.

Insurance Accruals — The Company fully insures its risks related to general liability, product liability, workers' compensation, and vehicle liability, whereas the health insurance plan is self-funded up to a maximum annual claim amount for each covered employee and related dependents. The estimated cost of claims under the self-insurance program is accrued as the claims are incurred and may subsequently be revised based on developments relating to such claims.

Research and Development Costs — The Company expenses research and development costs for new products and components as incurred. Research and development costs are included in selling, general and administrative expenses and totaled $1,075,000 in 2003, $1,605,000 in 2002 and $1,955,000 in 2001.

Income Taxes — Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance against the carrying value of deferred tax assets if the Company concludes that it is more likely than not that the asset will not be realized through future taxable income.

Earnings per Share — SFAS No. 128, "Earnings Per Share," requires a basic earnings per share and diluted earnings per share presentation. The two calculations differ as a result of the dilutive effect of stock options and time lapse restricted and performance restricted shares included in diluted earnings per share, but excluded from basic earnings per share. A reconciliation of weighted average shares outstanding is as follows:

	2003	2002	Unaudited (Pro-Forma) 2001
Basic	25,386,434	25,419,830	25,339,056
Dilutive effect of stock options and restricted shares	1,474,956	1,457,254	845,634
Diluted	26,861,390	26,877,084	26,184,690

Fair Value of Financial Instruments — The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and marketable securities. The carrying value of cash, accounts receivable and accounts payable approximate their fair values because of the short-term nature of such instruments. The Company's marketable securities are classified as available-for-sale securities and are carried at fair value in the accompanying consolidated balance sheets. The fair value of these securities is based upon quoted market prices.

Concentration of Suppliers — The Company purchases a significant number of its sterndrive engines from only two available suppliers. This concentration of suppliers could impact our sales and profitability in the event of a sudden interruption in the delivery of these engines.

New Accounting Standards — In December 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." The Interpretation requires that a variable interest entity, as defined, be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities created prior to January 31, 2003 in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has completed an evaluation of its existing relationships with various dealerships that sell its products and has concluded that none of them are variable interest entities under the provisions of FIN 46. In addition, the Company has not entered into any agreements subject to FIN 46 since January 31, 2003. Therefore, the adoption of the Interpretation will not have an impact on the financial position, results of operations, or liquidity of the Company.

In March 2003, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which addresses how a reseller of a vendor's products should account for cash consideration received from the vendor. Marine Products has adopted EITF 02-16 for all arrangements entered into after December 31, 2002. The Company receives a discount on the purchase of engines from certain manufacturers to be used by the Company to promote the sale of their respective engines. The discounts are being accounted for as a reduction in cost of inventory acquired. The effect of the adoption of EITF 02-16 did not have a material impact on the Company's earnings.

In December 2003, the FASB reissued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," that replaced the existing pronouncement. The revised SFAS does not change the measurement or recognition provisions; however, it requires additional disclosures about assets, obligations, cash flows, net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The disclosure rules apply to annual financial statements for fiscal years ending after December 15, 2003. In addition, there are additional disclosure requirements for the interim-period financial reports starting in the first quarter of 2004. The Company has adopted the provisions of SFAS 132 and presented the additional disclosures in Note 9 to the consolidated financial statements. The adoption of SFAS 132 did not have a material effect on the financial position, results of operations or liquidity of the Company.

Stock-Based Compensation — Marine Products accounts for its stock incentive plan using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Marine Products records deferred compensation related to the restricted stock grants based on the fair market value of the shares at the issue date and amortizes such amounts over the vesting period for the shares. Marine Products recorded amortization of deferred compensation related to these restricted stock grants totaling $104,000 in 2003, $226,000 in 2002 and $89,000 in 2001.

If Marine Products had accounted for the stock incentives in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the total fair value of awards granted under the plan would be amortized over the vesting period of the awards, and Marine Products' reported net income and diluted net income per share would have been as follows:

Notes to Consolidated Financial Statements (Continued)
Marine Products Corporation and Subsidiaries
Years ended December 31, 2003, 2002 and 2001

Years ended December 31,	2003	2002	2001
(in thousands)			
Net income (as reported)	$18,072	$12,389	$8,563
Add: Stock-based employee compensation expense included in reported net income, net of related tax	68	140	55
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(405)	(354)	(181)
Pro forma net income	$17,735	$12,175	$8,437
Pro forma income per share would have been as follows:			
Basic — as reported	$ 0.71	$ 0.49	$ 0.34
Basic — pro forma	$ 0.70	$ 0.48	$ 0.33
Diluted — as reported	$ 0.67	$ 0.46	$ 0.33
Diluted — pro forma	$ 0.66	$ 0.45	$ 0.32

Pro forma net income for 2001 noted above is based on the fair value of RPC options held by Marine Products' employees. The Company has computed for pro forma disclosure purposes the value of all options granted during 2003, 2002 and 2001 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	1.1%	2.9%	4.6%
Expected dividend yield	1.3%	1.0%	2.0%
Expected lives	7 years	7 years	7 years
Expected volatility	33%	39%	45%

The total fair value of options granted to Marine Products employees during each of the years was computed as follows:

Years ended December 31,	2003	2002	2001
(in thousands)			
Total	$1,838	$1,389	$510

Reclassification — Certain amounts for previous years have been reclassified to conform with the 2003 consolidated financial statement presentation.

Three-for-two stock split — The Board of Directors, at their quarterly meeting on January 27, 2004, authorized a three-for-two stock split by the issuance on March 10, 2004 of one additional common share for every two common shares held of record at February 10, 2004. Accordingly, the par value of additional shares issued will be adjusted between common stock and capital in excess of par value, and fractional shares resulting from the stock split will be settled in cash. All share and per share data appearing in the consolidated financial statements and related footnotes have been retroactively adjusted for this split.

NOTE 2: INVENTORIES

Inventories consist of the following:

December 31,	2003	2002
(in thousands)		
Raw materials	$ 9,485	$ 6,617
Work in process	5,889	3,535
Finished goods	6,396	10,533
Total inventories	$21,770	$20,685

NOTE 3: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are presented at cost, net of accumulated depreciation and consist of the following:

December 31,	Estimated Useful Lives	2003	2002
(in thousands)			
Land	N/A	$ 495	$ 454
Buildings	20-39	14,711	11,984
Operating equipment and property	3-15	7,417	6,940
Furniture and fixtures	5-7	1,063	950
Vehicles	3-5	4,876	4,750
Construction in progress	N/A	—	543
Gross property, plant and equipment		28,562	25,621
Less: accumulated depreciation		10,801	9,405
Net property, plant and equipment		$17,761	$16,216

Depreciation expense was $2,162,000 in 2003, $1,814,000 in 2002 and $1,485,000 in 2001. During 2002, the Company entered into and completed a like kind exchange for operating equipment. The equipment that was traded in had a net book value of $68,000 with a fair market value of $680,000. The fair market value of the equipment purchased was $2,456,000. The Company recorded the new asset at $1,837,000 with no gain or loss being recognized on the transaction. The consolidated cash flow statement for the year ended December 31, 2002 excludes the value of the operating equipment traded in.

NOTE 4: RELATED PARTY TRANSACTIONS

In conjunction with the spin-off, RPC and Marine Products entered into various agreements that address the allocation of assets and liabilities between the two companies and that define the companies' relationship after the separation. These include the Distribution Agreement and Plan of Reorganization, the Transition Support Services Agreement, the Employee Benefits Agreement, and the Tax Sharing and Indemnification Agreement.

The Distribution Agreement and Plan of Reorganization provided for, among other things, the principal corporate transactions required to effect the spin-off including the distribution ratio of Marine Products shares to RPC shares, the contribution of cash by RPC to Marine Products at the date of the spin-off, and the cancellation of any remaining inter-company balances. Effective with the spin-off in February 2001, RPC established a cash balance at Marine Products of approximately $15,000,000 by contributing $13,800,000, and cancelled a remaining receivable from RPC totaling approximately $53,800,000.

The Transition Support Services Agreement provides for RPC to provide certain services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products until the agreement is terminated by either party.

In accordance with the Transition Support Services Agreement, Marine Products reimbursed RPC for its estimated allocable share of administrative costs incurred for services rendered on behalf of Marine Products totaling $496,000 in 2003, $588,000 in 2002 and $868,000 in 2001. The Company's directors are also directors of RPC and certain officers are employees of both the Company and RPC. Many of the costs previously shared with and allocated from RPC are now incurred directly by the Company. The allocation of costs prior to the spin-off was based on Marine Products' revenues as a percent of RPC's total revenues. These allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Management believes that such allocation methodology was reasonable. The costs allocated to Marine Products for these services are not necessarily indicative of the costs that would have been incurred if Marine Products had been a separate, independent entity and had otherwise independently managed these functions. The Company paid $171,000 in 2003 and $332,000 in 2002 to a division of RPC for the purchase, installation and service of overhead cranes.

The Employee Benefits Agreement provides for, among other things, Marine Products to continue participating subsequent to the spin-off in two RPC sponsored benefit plans, specifically, the defined contribution 401(k) plan and the defined benefit retirement income plan. It also sets forth the method of handling the stock options, and other stock incentive awards issued to RPC employees that became Marine Products employees subsequent to the spin-off.

The Tax Sharing and Indemnification Agreement provides for, among other things, the treatment of income tax matters for periods through the date of the spin-off and responsibility for any adjustments as a result of audit by any taxing authority. The general terms provide for the indemnification for any tax detriment incurred by one party caused by the other party's action.

The Company participates in a multiple employer plan sponsored by RPC. Following the spin-off of the Company in 2001, RPC has charged the Company for, and the Company has been obligated to pay, its allocable share of pension costs and the associated funding obligation related to the prior service liabilities of Chaparral employees. Effective December 2003, the related prior service liabilities totaling $3,314,000 and pension assets totaling $2,517,000 were transferred within the multiple employer plan by RPC to the Company.

NOTE 5: OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

December 31,	2003	2002
(in thousands)		
Accrued payroll and related expenses	$2,280	$1,933
Accrued sales discounts	2,745	2,431
Accrued warranty expenses	2,846	1,944
Liability for repurchases	50	202
Other	705	1,027
Other accrued expenses	$8,626	$7,537

NOTE 6: INCOME TAXES

The following table lists the components of the provision for income taxes:

Years ended December 31, (in thousands)	2003	2002	2001
Current:			
Federal	$8,295	$7,452	$4,346
State	407	388	442
Deferred:			
Federal	1,000	(227)	424
State	29	(20)	36
Total income tax provision	$9,731	$7,593	$5,248

A reconciliation between the federal statutory rate and Marine Products' effective tax rate is as follows:

Years ended December 31,	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes	2.0	1.9	2.0
Goodwill amortization	0.0	0.0	1.7
Other	(2.0)	1.1	(0.7)
Effective tax rate	35.0%	38.0%	38.0%

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31, (in thousands)	2003	2002
Deferred tax assets:		
Warranty	$ 814	$ 738
Sales discounts	557	433
Self-insurance	149	233
Stock-based compensation	250	232
Pension expense	452	137
Advertising	138	128
All others	285	630
Gross deferred tax assets	2,645	2,531
Deferred tax liabilities:		
Depreciation	(1,456)	(652)
All others	(84)	(74)
Gross deferred tax liabilities	(1,540)	(726)
Net deferred tax assets	$ 1,105	$1,805

Total income tax payments, net of refunds, were $9,751,000 in 2003, $5,455,000 in 2002 and $4,536,000 in 2001. The Company and RPC have entered into a tax-sharing and indemnification agreement whereby any subsequent income tax adjustment resulting in a change in income tax assets or liabilities of either RPC or Marine Products prior to the spin-off will be settled through an exchange of cash. No settlements occurred in 2003 and approximately $140,000 was transferred from RPC as a settlement in 2002.

NOTE 7: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated other comprehensive (loss) income consists of the following (in thousands):

	Minimum pension liability	Unrealized gain (loss) on securities	Total
Balance at December 31, 2001	$ —	$ —	$ —
Change during 2002:			
Before-tax amount	(29)	195	166
Tax benefit (expense)	11	(74)	(63)
Total activity in 2002	(18)	121	103
Balance at December 31, 2002	(18)	121	103
Change during 2003:			
Before-tax amount	(822)	(287)	(1,109)
Tax benefit	288	100	388
Reclassification adjustment, net of taxes	—	109	109
Total activity in 2003	(534)	(78)	(612)
Balance at December 31, 2003	$(552)	$ 43	$ (509)

NOTE 8: COMMITMENTS AND CONTINGENCIES

Lawsuits — The Company is a defendant in some lawsuits which allege that plaintiffs have been damaged as a result of the use of the Company's products. The Company is vigorously contesting these actions. Management, after consultation with legal counsel, is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position, results of operations or liquidity of Marine Products.

Dealer Floor-Plan Financing — To assist dealers in obtaining financing for the purchase of its boats, the Company has entered into agreements with selected dealers and financing institutions to guarantee varying amounts of qualifying dealers' inventory debt obligations. The Company's obligation under its guarantee becomes effective in the case of default financing by the dealer. The agreements provide for the return of all repossessed boats to the Company, in exchange for the Company's assumption of specified percentages of the unpaid debt obligation on those boats. As of December 31, 2003, the maximum repurchase obligation outstanding under these agreements, which expire in 2004 and 2005, totaled approximately $4,000,000.

Lease Obligation — In June 2001, the Company entered into a lease transaction for existing boat manufacturing space located in Valdosta, Georgia. The lease has a term of 12 years. This lease has been accounted for as a capital lease and accordingly, the building, land, and miscellaneous equipment have been recorded in property, plant and equipment on the consolidated balance sheet at a gross amount of $859,000 with a lease obligation equal to the estimated present value of the remaining lease obligation totaling $150,000.

Employment Agreements — The Company has an agreement with two employees, which provides for a monthly payment to each of the employees equal to 10 percent of profits (defined as pretax income before goodwill amortization and certain allocated corporate expenses). During the years ended December 31, 2003, 2002, and 2001, the expense associated with this profit-sharing plan totaled $7,240,000, $5,195,000, and $4,151,000, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

NOTE 9: EMPLOYEE BENEFIT PLANS

Retirement Plan — Effective with the spin-off, Marine Products began participating in the tax-qualified, defined benefit, noncontributory, trusteed retirement income plan sponsored by RPC that covers substantially all employees with at least one year of service. In the first quarter of 2002, the Company's Board of Directors approved a resolution to cease all future retirement benefit accruals under the Retirement Income Plan effective March 31, 2002. In lieu thereof, the Company began providing enhanced benefits in the form of cash contributions for certain longer serviced employees that had not reached the normal retirement age of 65 as of March 31, 2002. These discretionary contributions are expected to be made over a seven year period beginning in 2002 to either a non-qualified Supplemental Executive Retirement Plan ("SERP") established by the Company or to the 401(k) plan for each employee that is entitled to the enhanced benefit. The expenses related to the enhanced benefits were $126,000 in 2003 and 2002.

Beginning late in 2002, the Company began permitting selected highly compensated employees to defer a portion of their compensation into the nonqualified SERP. These employee deferrals are invested in mutual funds set up within a rabbi trust. The SERP assets are marked to market and are reported as other assets on the balance sheet. The SERP deferrals and the contributions are recorded on the balance sheet in pension liabilities with any change in the fair value of the liabilities recorded to compensation cost in the statement of income.

The following table sets forth the funded status of the retirement income plan and the amounts recognized in Marine Products' consolidated balance sheets:

December 31,	2003	2002
(in thousands)		
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 346	$ 230
Service cost	—	72
Interest cost	22	27
Actuarial loss (gain)	23	45
Allocation of prior service liabilities	3,314	—
Benefits paid	(2)	—
Curtailments	—	(28)
Benefit obligation at end of year	$ 3,703	$ 346
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	$ 56	$ —
Actual return on plan assets	8	—
Allocation of plan assets	2,517	—
Employer contribution	25	56
Benefits paid	(2)	—
Fair value of plan assets at end of year	$ 2,604	$ 56
Funded status	$(1,099)	$(290)
Unrecognized net loss	851	29
Net accrued benefit cost	$ (248)	$(261)

The accumulated benefit obligation for the defined benefit pension plan at December 31, 2003 and 2002, has been disclosed above. The Company uses a December 31 measurement date for its qualified plan.

Marine Products' funding policy is to contribute to the retirement income plan the amount required, if any, under the Employee Retirement Income Security Act of 1974. Marine Products contributed $25,000 in 2003 and $56,174 in 2002. No contributions were required in 2001. Following the spin-off of the Company in 2001, RPC has charged the Company for, and the Company has been obligated to pay, its allocable share of pension costs and the associated funding obligation related to the prior service liabilities of Chaparral employees. Effective December 2003, the related prior service liabilities totaling $3,314,000 and pension assets totaling $2,517,000 were transferred within the multiple employer plan by RPC to the Company.

Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded pre-tax minimum pension liability adjustments of $822,000 in 2003 and $29,000 in 2002. As there were no previously unrecognized prior service costs as of December 31, 2003 and 2002, the full amount of the adjustments, net of related deferred tax benefit, are reflected as a reduction to stockholders' equity.

Amounts recognized in the consolidated balance sheets and reflected as pension liabilities consist of:

December 31,	2003	2002
(in thousands)		
Net accrued benefit cost	$ 248	$261
Minimum pension liability adjustment	851	29
SERP employer contributions	136	68
SERP employee deferrals	998	268
Net amount recognized	$2,233	$626

The components of net periodic benefit cost are summarized as follows:

Years ended December 31,	2003	2002
(in thousands)		
Service cost for benefits earned during the period	$—	$72
Interest cost on projected benefit obligation	22	27
Expected return on plan assets	(9)	(2)
Net periodic benefit cost	$13	$97

The weighted average assumptions as of December 31 used to determine the projected benefit obligation and net benefit cost were as follows:

December 31,	2003	2002
PROJECTED BENEFIT OBLIGATION:		
Discount rate	6.250%	6.875%
Rate of compensation increase	N/A	N/A
NET BENEFIT COST:		
Discount rate	6.875%	7.375%
Expected return on plan assets	8.000%	8.000%
Rate of compensation increase	N/A	N/A

The Company's expected return on assets assumption is derived from a detailed periodic assessment by its management and investment adviser. It includes a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the assessment gives appropriate consideration to recent fund performance and historical returns, the rate of return assumption is derived primarily from a long-term, prospective view. Based on its recent assessment, the Company has concluded that its expected long-term return assumption of eight percent is reasonable.

At December 31, 2003 and 2002, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities. The plan's weighted average asset allocation at December 31, 2003 and 2002 by asset category along with the target allocation for 2004 are as follows:

Asset Category	Target Allocations for 2004	Percentage of Plan Assets as of December 31, 2003	Percentage of Plan Assets as of December 31, 2002
Equity Securities	52.0%	53.2%	51.1%
Debt Securities — core fixed income	41.0	41.4	42.6
Debt Securities — high yield	0	0	0
Real Estate	0	0	0
Other	7.0	5.4	6.3
Total	100.0%	100.0%	100.0%

The Company's investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class, which is rebalanced as required. The Company utilizes a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company expects to contribute approximately $700,000 to the pension plan in 2004.

401(k) Plan — Marine Products participates in a defined contribution 401(k) plan sponsored by RPC that is available to substantially all full-time employees with more than six months of service. This plan allows employees to make tax-deferred contributions of up to 25 percent of their annual compensation, not exceeding the permissible deduction imposed by the Internal Revenue Code. The Company matches 50 percent of each employee's contributions that do not exceed six percent of the employee's compensation contributed to the plan. Employees vest in the Company's contributions after three years of service. The charges to expense for Marine Products' contributions to the 401(k) plan were $147,000 in 2003, $136,000 in 2002 and $61,000 in 2001.

Stock Incentive Plan — Historically, certain RPC employees, including employees of Marine Products, participated in the RPC, Inc. Employee Stock Incentive Plan (the "Plan"). In conjunction with the spin-off, Marine Products adopted a 10 year Employee Stock Incentive Plan ("2001 Plan") under which 2,000,000 shares of common stock had been reserved for issuance to Marine Products employees. Following the spin-off, outstanding stock option grants under the Plan held by Marine Products employees were replaced with stock option grants under the 2001 Plan. On January 27, 2004, the Marine Products Board recommended adopting a new 10 year Employee Stock Incentive Plan (the "2004 Plan") under which 1,500,000 shares of common stock have been reserved for issuance. The 2004 Plan is to be voted upon at the Annual Meeting of Shareholders to be held on April 27, 2004. This plan provides for the issuance of various forms of stock incentives, including, among others, incentive and non-qualified stock options and restricted stock. As of December 31, 2003, approximately 113,000 shares were available for grants under the 2001 Plan.

Stock Options — Stock options are granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant except for grants of incentive stock options to owners of greater than 10 percent of the Company's voting securities which must be made at 110 percent of the fair market value of the Company's common stock. Options generally vest ratably over a period of five years and expire in 10 years, except to owners of greater than 10 percent of the Company's voting securities, which expire in five years.

Transactions involving the Marine Products stock options were as follows:

	Total options outstanding		Exercisable options	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding December 31, 2000	—	$ —	—	—
Granted	1,671,840	1.43		
Exercised	(15,750)	0.99		
Outstanding December 31, 2001	1,656,090	$1.43	875,514	$1.13
Granted	583,500	4.01		
Canceled	(29,925)	2.60		
Exercised	(284,335)	1.28		
Outstanding December 31, 2002	1,925,330	$2.21	865,748	$1.23
Granted	507,000	6.91		
Canceled	(2,700)	2.57		
Exercised	(384,629)	1.50		
Outstanding December 31, 2003	2,045,001	$3.51	846,173	$1.75

As of December 31, 2003, the options outstanding and the exercise prices together with the weighted average remaining contractual life are as follows:

	Number of Options		Weighted average exercise prices		Weighted average remaining
Exercise Prices	Total	Exercisable	Total	Exercisable	contractual life
$ 0.53	80,993	80,993	$0.53	$0.53	0.4 years
$ 0.59	101,243	101,243	0.59	0.59	2.1 years
$ 0.99	81,000	81,000	0.99	0.99	3.1 years
$ 1.68	190,930	190,930	1.68	1.68	4.1 years
$ 0.91	259,435	179,456	0.91	0.91	5.1 years
$ 2.57	248,100	84,450	2.57	2.57	7.3 years
$ 4.01	576,300	98,101	4.01	4.01	8.1 years
$ 6.81 – 7.49	507,000	30,000	6.91	7.15	9.1 years
	2,045,001	846,173	$3.51	$1.75	6.7 years

Restricted Stock — Marine Products has granted employees two forms of restricted stock; performance restricted and time lapse restricted. The performance restricted shares are granted, but not earned and issued, until certain five-year tiered performance criteria are met. The performance criteria are predetermined market prices of Marine Products' common stock. On the date the common stock appreciates to each level (determination date), 20 percent of performance shares are earned. Once earned, the performance shares vest five years from the determination date. Time lapse restricted shares vest 10 years from the grant date. There were no restricted shares granted under these stock programs in 2003, 2002 and 2001. There were 48,600 and 18,231 performance shares earned and issued under the plans in 2002 and 2001. Compensation cost on restricted shares is valued at the date of issuance and amortized over the respective vesting period. As of December 31, 2003, there were 184,431 shares of unvested restricted stock outstanding. During 2003, 2002 and 2001, no shares of restricted stock vested.

NOTE 10: PURCHASE OF BUSINESS

Effective June 2001, Marine Products purchased certain operating and intangible assets of the Robalo Marine segment of the U.S. Marine Division of Brunswick Corporation ("Brunswick") for total consideration of $1,037,000. Robalo is a manufacturer of sport fishing boats. The purchase was funded by cash and has been accounted for using the purchase method of accounting. The purchase cost has been allocated to the assets acquired based on estimated fair values as follows:

(in thousands)	
Inventory	$ 112
Prepaid Assets	12
Equipment	313
Trade name	600
Total Cost	$1,037

Results of operations from the Robalo acquisition have been included in the accompanying statements of income from the acquisition date. Pro forma results of operations have not been presented for the acquisition because the effects of this acquisition were not material to the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, December 31, 2003 (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the Evaluation Date.

Changes in internal control over financial reporting — There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning directors and executive officers is included in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders, in the section titled "Election of Directors." This information is incorporated herein by reference. Information about executive officers is contained on page 24 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors Compensation, Committees and Meetings." This information is incorporated herein by reference.

Code of Ethics

Marine Products has adopted a Code of Business Conduct that applies to all employees. In addition, the Company has adopted a Supplemental Code of Business Conduct and Ethics for directors, the Principal Executive Officer and Principal Financial and Accounting Officer. Both of these documents are available on the Company's website at www.marineproductscorp.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2004 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation

Information concerning executive compensation is included in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders, in the section titled "Executive Compensation." This information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information concerning security ownership is included in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders, in the sections titled, "Capital Stock" and "Election of Directors." This information is incorporated herein by reference.

Information regarding Marine Products' equity compensation plans including plans approved by security holders and plans not approved by security holders is included in the section titled, "Executive Compensation" in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Party Transactions

Information concerning certain relationships and related party transactions is included in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders, in the sections titled, "Certain Relationships and Related Party Transactions" and "Compensation Committee Interlocks and Insider Participation." This information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is included in the section titled, "Independent Public Accountants" in the Marine Products Proxy Statement for its 2004 Annual Meeting of Stockholders. This information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

Consolidated Financial Statements, Financial Statement Schedule and Exhibits.

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.
2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.
3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

   10.1 Marine Products Corporation 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10 filed on February 13, 2001).

   10.6 Compensation Agreement between James A. Lane, Jr. and Chaparral Boats, Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 filed on February 13, 2001).

   10.7 Form of stock option grant agreement (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 21, 2003).

   10.8 Form of time lapse restricted stock grant agreement (incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 21, 2003).

   10.9 Form of performance restricted stock grant agreement (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 21, 2003).

Exhibits (inclusive of item 3 above):

Exhibit Number	Description
3.1	Articles of Incorporation of Marine Products Corporation (incorporated herein by reference to Exhibit 3.1 to the Form 10 filed on February 13, 2001).
3.2	Bylaws of Marine Products Corporation
4	Form of Common Stock Certificate of Marine Products Corporation (incorporated herein by reference to Exhibit 4.1 to the Form 10 filed on February 13, 2001).
10.1	Marine Products Corporation 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10 filed on February 13, 2001).
10.2	Agreement Regarding Distribution and Plan of Reorganization, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.2 to the Form 10 filed on February 13, 2001).
10.3	Employee Benefits Agreement, dated February 12, 2001, by and between RPC, Inc., Chaparral Boats, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.3 to the Form 10 filed on February 13, 2001).
10.4	Transition Support Services Agreement, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.4 to the Form 10 filed on February 13, 2001).
10.5	Tax Sharing Agreement, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.5 to the Form 10 filed on February 13, 2001).
10.6	Compensation Agreement between James A. Lane, Jr. and Chaparral Boats, Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 filed on February 13, 2001).
10.7	Form of stock option grant agreement (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 21, 2003).
10.8	Form of time lapse restricted stock grant agreement (incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 21, 2003).
10.9	Form of performance restricted stock grant agreement (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 21, 2003).
21	Subsidiaries of Marine Products Corporation
23	Consent of Ernst & Young LLP
24	Powers of Attorney for Directors
31.1	Section 302 certification for Chief Executive Officer
31.2	Section 302 certification for Chief Financial Officer
32.1	Section 906 certification for Chief Executive Officer and Chief Financial Officer

REPORTS ON FORM 8-K

The following reports on Form 8-K were filed by Marine Products for the quarter ended December 31, 2003.

Date filed	Date of earliest event reported	Description of event
October 10, 2003	October 10, 2003	Item 5 and Item 7: Registrant issued a press release titled "Marine Products Corporation Reports Stock Buyback"
October 29, 2003	October 29, 2003	Item 5 and Item 7: Registrant issued a press release titled "Marine Products Corporation Reports 2003 Third Quarter Results"
October 29, 2003	October 29, 2003	Item 5 and Item 7: Registrant issued a press release titled "Marine Products Corporation Announces Third Quarter Cash Dividend"

Any schedules or exhibits not shown above have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marine Products Corporation

Richard A. Hubbell
President and Chief Executive Officer
March 5, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
Richard A. Hubbell	President and Chief Executive Officer (Principal Executive Officer)	March 5, 2004
Ben M. Palmer	Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2004

The Directors of Marine Products (listed below) executed a power of attorney, appointing Richard A. Hubbell their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Gary W. Rollins, Director
Henry B. Tippie, Director

James B. Williams, Director
James A. Lane, Jr., Director
Linda H. Graham, Director

Richard A. Hubbell
Director and as Attorney-in-fact
March 5, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE (Item 15(a))

The following documents are filed as part of this report.

FINANCIAL STATEMENTS PAGE

SCHEDULE

Schedules not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES (in thousands of dollars)

	For the years ended December 31, 2003, 2002 and 2001			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Net (Write-Offs)/ Recoveries	Balance at End of Period
Year ended December 31, 2003				
Allowance for doubtful accounts	$67	$—	$—	$67
Year ended December 31, 2002				
Allowance for doubtful accounts	$67	$—	$—	$67
Year ended December 31, 2001				
Allowance for doubtful accounts	$67	$—	$—	$67

Report of Independent Auditors

The Board of Directors and Stockholders
Marine Products Corporation

We have audited the accompanying consolidated balance sheets of Marine Products Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for the two years then ended. Our audit also included the financial statement schedule for the two years ended December 31, 2003 and 2002, listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements and schedule of Marine Products Corporation and Subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated February 28, 2002 expressed an unqualified opinion on those statements and schedule before the restatement adjustments included in Notes 1 and 6.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marine Products Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the two years ended December 31, 2003 and 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets.*

As discussed above, the consolidated financial statements and schedule of Marine Products Corporation and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 1, the consolidated financial statements of Marine Products Corporation and Subsidiaries for the year ended December 31, 2001 have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements, (b) agreeing the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in 2001 related to goodwill that is no longer being amortized as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, (c) agreeing all 2001 expense balances as disclosed for individual intangibles to the Company's underlying accounting records obtained from management, and (d) testing the mathematical accuracy of the reconciliation of pro forma net income to reported net income and related earnings per share amounts.

As also discussed in Note 1, the consolidated financial statements of Marine Products Corporation and Subsidiaries for the year ended December 31, 2001 have been revised to include the disclosures required by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*, which was adopted by the Company as of December 31, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements, (b) agreeing the adjustments to reported net income representing compensation expense and pro forma compensation expense (including any related tax effects) related to 2001 to the Company's underlying records obtained from management and (c) testing the mathematical accuracy of the reconciliation of pro forma net income to reported net income and related earnings per share amounts.

As also discussed in Note 1, the consolidated financial statements of Marine Products Corporation and Subsidiaries for the year ended December 31, 2001 have been revised to include the disclosures required by FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others,* which was adopted by the Company as of December 31, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported warranty accrual balances to the previously issued financial statements (b) agreeing the adjustments to the warranty accrual balance to the Company's underlying records obtained from management and (c) testing the mathematical accuracy of the reconciliation of the warranty accrual.

The disclosures in Note 6 of the consolidated financial statements of Marine Products Corporation and Subsidiaries for the year ended December 31, 2001 have been revised to disclose additional detail with respect to the components of the provision for income taxes. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included agreeing the components of the provision for income taxes to the Company's underlying records obtained from management.

In our opinion, the disclosures for 2001 in Notes 1 and 6 with respect to the matters referred to in the preceding three paragraphs are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 27, 2004

THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP ("ANDERSEN") IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ANDERSEN ON FEBRUARY 28, 2002. THE REPORT OF ANDERSEN IS INCLUDED IN THIS ANNUAL REPORT ON FORM 10-K PURSUANT TO RULE 2-02(e) OF REGULATION S-X. THE COMPANY HAS NOT BEEN ABLE TO OBTAIN A REISSUED REPORT FROM ANDERSEN. ANDERSEN HAS NOT CONSENTED TO THE INCLUSION OF ITS REPORT IN THIS ANNUAL REPORT ON FORM 10-K. BECAUSE ANDERSEN HAS NOT CONSENTED TO THE INCLUSION OF ITS REPORT IN THIS ANNUAL REPORT, IT MAY BE DIFFICULT TO SEEK REMEDIES AGAINST ANDERSEN, AND THE ABILITY TO SEEK RELIEF AGAINST ANDERSEN MAY BE IMPAIRED.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Marine Products Corporation:

We have audited the accompanying consolidated balance sheets of Marine Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marine Products Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14 is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
February 28, 2002

SELECTED QUARTERLY FINANCIAL DATA

	First	Second	Third	Fourth
	(in thousands except per share data)			

Restated for the three-for-two stock split effective March 10, 2004 for shares held on February 10, 2004

	First	Second	Third	Fourth
2003				
Net sales	$50,107	$51,951	$44,903	$47,019
Gross profit	12,092	13,551	11,503	13,171
Net income	4,194	4,961	4,459	4,458
Earnings per share — basic [a]	0.17	0.19	0.17	0.18
Earnings per share — diluted [a]	0.15	0.19	0.17	0.17
2002				
Net sales	$38,324	$47,193	$41,551	$35,614
Gross profit	8,139	10,442	9,698	9,121
Net income	2,487	3,611	3,340	2,951
Earnings per share — basic [a]	0.10	0.14	0.13	0.11
Earnings per share — diluted [a]	0.09	0.13	0.13	0.11

[a] The sum of the earnings per share for the four quarters differs from annual earnings per share due to the required method of computing the weighted average shares in interim periods.

CORPORATE INFORMATION

OFFICERS

R. Randall Rollins
Chairman of the Board of Directors

Richard A. Hubbell
President and Chief Executive Officer

James A. Lane, Jr.
Executive Vice President
President of Chaparral Boats, Inc.

Linda H. Graham
Vice President and Secretary

Ben M. Palmer
Vice President, Chief Financial Officer and Treasurer

DIRECTORS

R. Randall Rollins§
Chairman of the Board, Rollins, Inc. (Consumer services)

Henry B. Tippie*†
Chairman of the Board and Chief Executive Officer,
Tippie Services, Inc. (Management services)

Wilton Looney*
Honorary Chairman of the Board, Genuine Parts Company
(Automotive parts distributor)

James B. Williams*
Chairman of the Executive Committee, SunTrust Banks, Inc.
(Bank holding company)

Gary W. Rollins§
President and Chief Executive Officer, Rollins, Inc.
(Consumer services)

Richard A. Hubbell§

James A. Lane, Jr.

Linda H. Graham

**Member of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee*
† Chairman of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee
§ Member of the Executive Committee

STOCKHOLDER INFORMATION

Corporate Offices
Marine Products Corporation
2170 Piedmont Road, NE
Atlanta, Georgia 30324
Telephone: 404.321.7910

Stock Listing
American Stock Exchange

Ticker Symbol
MPX

Newspaper Symbol
Mrne Pdts

Marine Products Corporation Investor Relations Web Site
www.marineproductscorp.com

Transfer Agent and Registrar
For inquiries related to stock certificates,
including changes of address, please contact:
SunTrust Bank, Atlanta
Stock Transfer Department
PO Box 4625
Atlanta, GA 30302
Telephone: 800.568.3476

Annual Meeting
The annual meeting of Marine Products Corporation will be held at 11:30 a.m., April 27, 2004, at the corporate offices in Atlanta, Georgia.







MARINE PRODUCTS CORPORATION

2170 Piedmont Road, NE
Atlanta, Georgia 30324
404.321.7910
www.marineproductscorp.com

© 2004 Marine Products Corporation. All rights reserved. The names of other companies and products mentioned herein may be the trademarks of their respective owners.